EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

by and among

PEC SOLUTIONS INC.
a Delaware corporation

and

INTEGRATED INFORMATION TECHNOLOGY CORPORATION
an Illinois corporation

and

Company Stockholders

and

Stockholder Representative

Dated: May 28, 2004

EXHIBITS

Exhibit A	Percentage Interest of Company Stockholders
Exhibit B	Employment Agreements
Exhibit C	Confidentiality Agreements
Exhibit D	Section 338 Allocations
Exhibit E	Escrow Agreement
Exhibit F	Retention Agreements
Exhibit G	Mutual Release
Exhibit H	Opinion Letter of Counsel for Company and Company Stockholders
Exhibit I	Initial Key Employee Bonus Payments
Exhibit J	Flow of Funds Memorandum

SCHEDULE

Schedule 2.4(c)	List of Audit Firms

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May    , 2004 by and among (i) PEC SOLUTIONS, INC., a Delaware corporation (the “Buyer”), (ii) INTEGRATED INFORMATION TECHNOLOGY CORPORATION, an Illinois corporation (the “Company”), (iii) the holders of the Company’s Common Stock identified on Exhibit A attached hereto (each a “Company Stockholder” and collectively, the “Company Stockholders”), and (iv) Francisco Garcia as the “Stockholder Representative”.  Each of the Buyer, the Company and the Company Stockholders may sometimes be referred to herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Company Stockholders are the holders of record and the beneficial owners of one hundred percent (100%) of the Company Stock.

WHEREAS, the Company Stockholders desire to sell to the Buyer, and the Buyer desires to purchase from the Company Stockholders, the Company Stock pursuant to this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, agreements and covenants herein contained, the Parties agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Capitalized terms undefined in the text of this Agreement shall have the following meanings:

“Accounts Receivable” shall mean the accounts and notes receivable of the Company (including, without limitation, receivables from and advances to employees and the Company Stockholders).

“Affiliate” shall mean any corporation, partnership, limited liability company, sole proprietorship or other entity that, directly or indirectly, Controls, is Controlled by, or is under common Control with or of, such entity.  The term “Control” (including, with correlative meaning, the terms “Controlled by” and “under common Control with”), as used with respect to any entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

“Closing Payment” shall mean the cash sum to be delivered to the Company Stockholders at the Closing equal to the Purchase Price less the Escrow Amount and the payments of fees and expenses of the Company Stockholders set forth in the Flow of Funds Memorandum.

“Collective Bargaining Agreement” means the agreement by and between the Company and the Union, dated May 27, 2002.

“Chief Executive Officer” shall mean Francisco Garcia.

“Chief Operating Officer” shall mean Larry R. Harms.

“Company Stock” shall mean all of the issued and outstanding capital stock of the Company, consisting of one hundred (100) shares issued and ninety-five (95) shares outstanding, respectively, of common stock, with no par value per share.

“Company Stockholder Equity” shall mean the stockholders’ equity as set forth on the face of the Closing Balance Sheet, which amount shall be increased by the amount that the Company has paid or is obligated to pay any employees for the Retention Bonuses pursuant to the Retention Agreements.

“Company Stockholder Equity Amount” shall mean Four Million Dollars ($4,000,000) less the income Taxes owed by the Company Stockholders on their pro rata share of the taxable income of the Company for the period of time from the Closing to midnight of the Closing Date, with the amount of such taxable income for such short period calculated in the manner set forth in Section 5.6(c).

“Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including without limitation insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation, whether any of the foregoing is funded, insured or self-funded, written or oral, (i) sponsored or maintained by the Company or any of its ERISA Affiliates and covering active or former employees (or their beneficiaries) of the Company or any ERISA Affiliate, (ii) to which the Company or any ERISA Affiliate is a party or by which the Company or any ERISA Affiliate (or any of the rights, properties or assets thereof) is bound, or (iii) with respect to which the Company or any ERISA Affiliate has made any payments, contributions or commitments or may otherwise have any liability (whether or not the Company or any ERISA Affiliate still maintains such Employee Benefit Plan).

“Employment Agreements” shall mean the employment agreements to be entered into with Francisco Garcia and Larry R. Harms in connection with the transactions contemplated by this Agreement, the forms of which are set forth as Exhibit B hereto.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” shall mean any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code) or (iii) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes the Company.

“Escrow Amount” shall mean a cash sum of Six Million Dollars ($6,000,000), to be delivered to the Escrow Agent into the Escrow Fund in accordance with Section 8.2.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Governmental Entity” shall mean any court, arbitrational tribunal, administrative agency or commission or other governmental or regulatory authority or agency.

“Key Employees” shall mean Warren L. Harris, Robert L. Trapp, Gary L. Tucker, John W. Wallace, Duane Anderson, J. Tod Betts, Deborah C. Dexter, Christina Iglesias, Jesse D. Loyd, Stephen R. Peck, Karen L. Schwanke, Francisco Garcia and Larry R. Harms.

“Knowledge” shall mean (i) in the case of a Party who is an individual, such Party’s actual knowledge, (ii) in the case of a Party that is an entity (other than the Company), the actual knowledge of any trustee, executive officer or director of such Party, and (iii) in the case of the Company, the actual knowledge of Francisco Garcia, Larry R. Harms, Stephen R. Peck, Karen Schwanke, Deborah C. Dexter and John C. Wallace.

“Legal Requirements” shall mean all laws, statutes, ordinances, rules, regulations, codes, plans, injunctions, judgments, orders, decrees (unilateral or consent), rulings, settlements and charges thereunder by or of federal, state or local Governmental Entities.

“Material Adverse Effect” shall mean material event, change, condition or effect related to the financial condition, properties, assets (including intangible assets), liabilities, business, operations or results of operations of such entity or group of entities taken as a whole.  Any reference to a Material Adverse Effect with respect to any entity or group of entities means any event, change or effect that is materially adverse to the financial condition, properties, assets, liabilities, business, operations or results of operations of such entity considered as a whole; provided, however, that the following will not be considered a Material Adverse Effect:  any adverse effect that primarily results from the announcement of the transactions contemplated by this Agreement; the execution and delivery of this Agreement; changes in the financial markets or general economic conditions; changes affecting the industry in which the entity operates, considered as a whole; national or international political or social conditions including engagement by the United States in hostilities; changes in GAAP; changes in financial, banking or securities markets (including disruption thereof of any decline in the price of any security or other market index).

“Material Contracts” shall mean contracts, commitments, leases, instruments, agreements, proposed transactions, judgments, orders, decrees, writs, licenses or permits, written or oral, to which the Company is a party or by which it or its properties are bound (including, without limitation, contracts with customers, profit-sharing, licensing or software agreements, consulting agreements, joint venture, bonus, pension, partnership agreements, contracts with any labor organizations, employment agreements, consulting agreements, loan agreements, service agreements, confidentiality, non-disclosure or non-competition agreements, indemnity or guaranty agreements, bonds, mortgages, options to purchase land, any contract or agreement as such terms are defined in Regulation S-K promulgated under the Securities Act, or Security Interests) (i) to which the Company, the Company Stockholders or any Affiliate of the Company, the Company Stockholders or any officer or director of the Company are parties, (ii) that may give rise to obligations or liabilities exceeding, during the current term thereof, $15,000, (iii) that may generate revenues or income exceeding, during the current term thereof, $15,000 or (iv) that authorize, declare, pay or distribute any dividend or any other distribution upon or with respect to any class or series of the Company’s capital stock.

“Multiemployer Plan” shall have the meaning set forth in Section 4001(a)(3) of ERISA.

“Ordinary Course of Business” shall mean actions within the ordinary course of business consistent with past custom and practice of the Company.

“Person” shall mean any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, or Governmental Entity or any department, agency or political subdivision thereof.

“Percentage Interest” of a Company Stockholder shall mean the percentage set forth next to such Company Stockholder’s name on Exhibit A.

“Purchase Price” shall mean a cash sum of Thirty Three Million Dollars ($33,000,000) to be paid by the Buyer to the Company Stockholders, subject to adjustment as provided in Sections 2.4 and 8.2 herein.

“Retention Bonuses” shall mean the Initial Key Employee Bonus Payment, and the additional bonus payments required to be paid pursuant to Section 6.2(c) of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Interest” shall mean any mortgage, pledge, security interest, encumbrance, charge, or other lien (whether arising by contract or by operation of law), other than (i) mechanic’s, materialmen’s and similar liens, (ii) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (iii) purchase money security interests  (iv) liens on goods in transit incurred pursuant to documentary letters of credit, (v) liens for Taxes not yet due or payable, (vi) statutory encumbrances of landlords, carriers or warehousemen imposed by Legal Requirements, (viii) easements, rights-of-way and similar restrictions, in each case arising in the Ordinary Course of Business of the Company.

“Union” shall mean the International Association of Machinists and Aerospace Workers District 65 Lodge No. 2503 and the Aerospace and Electronics Local Lodge No. 2503.

ARTICLE II
PURCHASE AND SALE OF STOCK

2.1                                 Purchase and Sale of Stock.  Upon the terms and subject to the conditions of this Agreement, at the Closing (as defined below), the Buyer shall purchase from the Company Stockholders, and the Company Stockholders will sell, transfer and deliver to the Buyer, all of the shares of Company Stock set forth on Exhibit A free and clear from all Security Interests.  In payment for the Company Stock, the Buyer shall pay the Purchase Price to the Company Stockholders, in accordance with their respective Percentage Interests.

2.2                                 The Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Piper Rudnick LLP, 1775 Wiehle Avenue, Suite 400, Reston, Virginia, commencing at 10:00 a.m. local time on May 28, 2004 (the “Closing Date”).

2.3                                 Actions at Closing.

(a)                                  The Company Stockholders shall deliver the following to the Buyer:

(i)                                     stock certificates representing the Company Stock, accompanied by stock powers duly executed in blank or duly executed instruments of transfer and any other documents that are necessary to transfer to the Buyer good and marketable title to the Company Stock free and clear of all Security Interests;

(ii)                                  resignations of the Board of Directors and officers of the Company as the Buyer has requested;

(iii)                               a properly executed statement as to non-foreign person status in a form required under Treasury Regulation § 1.1445-2(b)(2);

(iv)                              the various instruments and documents referred to in Section 6.1;

(v)                                 the Company’s minute books, corporate seal and stock certificates;

(vi)                              the Company’s original and complete stock ledger; and

(vii)                           the resignation of Francisco Garcia as trustee under the Employee Benefit Plans.

(b)                                 The Buyer shall deliver the following to the Company Stockholders:

(i)                                     the Closing Payment in accordance with their respective Percentage Interests; and

(ii)                                  the various instruments and documents referred to in Section 6.2.

(c)                                  Subject to and in accordance with the provisions of Article VIII hereof, the Buyer shall cause to be delivered to the Escrow Agent (as defined in Article VIII) the Escrow Amount.  The Escrow Amount shall be held in escrow in accordance with Section 8.2 and the Escrow Agreement and shall be available to compensate the Buyer for certain damages as provided in Article VIII.  To the extent not used for such purposes, the Escrow Amount shall be released as provided in Article VIII and the Escrow Agreement and paid to the Company Stockholders in accordance with their respective Percentage Interests.

2.4                                 Adjustment to Closing Payment.

(a)                                  The Company shall have delivered to the Buyer a balance sheet of the Company, updated from and after the Balance Sheet Date (the “Estimated Closing Balance Sheet”), which the Company shall certify as being a good faith estimate of the balance sheet of the Company as of the Closing Date.

(b)                                 In the event that the Company Stockholder Equity as set forth in the Estimated Closing Balance Sheet is less than or greater than the Company Stockholder Equity Amount, the Buyer shall adjust the Closing Payment to be delivered to the Company Stockholders at Closing (a “Closing Payment Adjustment”) as follows:

(i)                                     if Company Stockholder Equity is greater than the Company Stockholder Equity Amount, the Closing Payment shall be increased dollar by dollar by such difference; and

(ii)                                  if Company Stockholder Equity is less than the Company Stockholder Equity Amount, the Closing Payment shall be decreased dollar for dollar by such difference.

(c)                                  Within sixty (60) days after the Closing Date, the Buyer and the Stockholder Representative shall agree to a statement of work (the “Statement of Work”) pursuant to which an audit firm will audit on a timely basis the Company’s financial statements, books and records and prepare and deliver to the Buyer and Stockholder Representative a Selected Accountant’s Certificate (as defined below).  Such audit will be conducted in conformance with the provisions of Section 2.7 and the Selected Accountants’ Certificate shall be prepared in conformance with the provisions of Section 2.7.  The Buyer shall deliver the Statement of Work to each audit firm listed on Schedule 2.4(c) hereto and request a proposal from each.  The Buyer and the Stockholder Representative shall select from among the proposals the lowest bidding firm which has indicated that it can accomplish the requirements of the Statement of Work in the time frame indicated therein (the “Selected Accountants”).  The Company Accountants shall provide a signed certificate (the “Selected Accountants’ Certificate”) certifying the Selected Accountants’ determination of the Company Stockholder Equity as of the Closing Date, and identifying any adjustments to the Company Stockholder

Equity as reflected on the Estimated Closing Balance Sheet, which determination will become final and binding upon the Parties unless, within thirty (30) days following delivery of the Selected Accountants’ Certificate, the Buyer or the Stockholder Representative objects in the manner set forth below.  If the Final Company Stockholder Equity (as defined below) is greater than the Company Stockholder Equity as reflected on the Estimated Closing Balance Sheet, the Buyer shall, within three (3) business days, pay to the Company Stockholders, the amount of such difference in their respective Percentage Interests.  If the Final Company Stockholder Equity is less than the Company Stockholder Equity as reflected on the Estimated Closing Balance Sheet, the amount of such difference shall, within three (3) business days, be paid to the Buyer from the Escrow Fund.  As used herein, the term “Final Company Stockholder Equity” shall mean the Company Stockholder Equity reflected in the Selected Accountants’ Certificate if uncontested, or the amount finally determined by negotiation of the Parties or by the Neutral Auditor, as provided below.

(d)                                 The cost of retaining the Company Accountants to conduct such review and to prepare such certificate shall be borne by equally by the Company Stockholders and the Buyer.  The Buyer shall permit the Stockholder Representative and, if applicable, the Neutral Auditor (as defined below) access to such work papers and all other applicable documents of the Company relating to the preparation of the Selected Accountants’ Certificate as may be reasonably necessary to permit the Buyer, the Neutral Auditor and the Stockholder Representative to review in detail the manner in which the Selected Accountants’ Certificate was prepared.  If the Buyer or the Stockholder Representative objects to any item on the Selected Accountants’ Certificate, the Buyer or the Stockholder Representative shall notify the Company Accountants in writing of such objection within thirty (30) days after the Buyer’s and Stockholder Representative’s receipt of the Selected Accountants’ Certificate (such notice setting forth in reasonable detail the basis for such objection).  The Buyer and the Stockholder Representative shall thereafter negotiate in good faith to resolve any such objections.  If the Buyer and the Stockholder Representative are unable to resolve any such disagreements within fifteen (15) days of the Buyer’s (or the Stockholder Representative’s) receipt of the Stockholder Representative’s (or the Buyer’s) objections, the Buyer and the Stockholder Representative shall jointly retain Ernst & Young LLP or another mutually agreed to national accounting firm (the “Neutral Auditor”) to resolve any remaining disagreements.  At the time of the Neutral Auditor’s selection, each of the Buyer and the Company Stockholders shall represent and warrant that, at such time, it does not have and has not had any material relationship with the Neutral Auditor in any capacity, including without limitation, as an auditor, consultant or teaming partner.  Each Party agrees to execute, if requested by the Neutral Auditor, a reasonable engagement letter with the Neutral Auditor.  The Neutral Auditor shall determine only those issues in dispute at the end of the resolution period and the Neutral Auditor’s determination shall be based upon and consistent with the terms and conditions of this Agreement.  The determination by the Neutral Auditor shall be based solely on presentations with respect to such disputed items by the Buyer and the Stockholder Representative to the Neutral Auditor and not on the Neutral Auditor’s independent review.  Each of the Buyer and the Stockholder Representative shall use its reasonable best efforts to make its presentation as promptly as practicable following submission to the Neutral Auditor of the disputed items, and each such Party shall be entitled, as part of its presentation, to respond to the presentation of the other Party and any questions and requests of the Neutral Auditor.  In deciding any matter, the Neutral Auditor (i) shall be bound by the provisions of this Section 2.4(d) and (ii) may not assign a value to any item greater than the greatest value for such item claimed by either the Buyer or the Stockholder Representative or less than the smallest value for such item claimed by the Buyer or the Stockholder Representative.  The Buyer and the Stockholder Representative shall direct the Neutral Auditor to render a determination within forty-five (45) days of its retention (which retention shall be made no later than five (5) business days after the 15-day period), or as soon thereafter as possible, and the Buyer and the Stockholder Representative shall use commercially reasonable efforts to cause the Neutral Auditor to resolve all disagreements over individual line items as soon as possible.  The Neutral Auditor shall consider only those items and amounts in the Selected Accountants’ Certificate which the Buyer and the Stockholder Representative are unable to resolve.  The determination of the Neutral Auditor shall be final, conclusive, non-appealable and binding upon the Buyer and the Company Stockholders for all purposes hereunder, provided that such determination may be reviewed, corrected or set aside by a court of competent jurisdiction but only upon a finding that the Neutral Auditor committed manifest error with respect to its determination.  All fees and expenses (including reasonable attorneys’ fees and expenses and fees and expenses of the Neutral Auditor) incurred in connection with any dispute over the Selected Accountants’ Certificate shall be borne by the Parties based on the percentage which the portion of the contested amount not awarded to each Party bears to the amount actually contested by such Party.  Any amounts required to be paid by or on behalf of the Company Stockholders shall be based upon their respective Percentage Interests.

2.5                                 No Further Rights.  The Purchase Price paid for the Company Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Stock.

2.6                                 Taking of Necessary Action; Further Action.  If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Buyer with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the Company Stockholders agree to take, and will take, all such lawful and necessary action required to so do, so long as such action is not inconsistent with this Agreement.

2.7                                 Accounting Terms.  Except as otherwise expressly provided herein or in the Schedules hereto, all accounting terms used in this Agreement shall be interpreted, and all financial statements, Schedules, certificates and reports as to financial matters required to be delivered hereunder shall be prepared, in accordance with generally accepted accounting principles (“GAAP”), consistently applied by Company; provided, however, that in the event that any accounting principles consistently applied by Company are not in accordance with GAAP, then the Selected Accountants shall use accounting principles that conform with GAAP and which are customarily applied by firms in the government information technology services industry.  Notwithstanding the foregoing, the Interim Financials shall not be required to contain (a) notes otherwise required under GAAP or (b) any normal year-end adjustments.  Furthermore, subject to the above provisions, the parties understand and acknowledge that there are elements to GAAP that are subject to interpretation and that there may be more than one acceptable method of handling a particular item under GAAP.

2.8                                 Form of Payments.  All payments made pursuant to this Agreement shall be made by delivery to the recipient by bank wire transfer, the required amount (in immediately available funds) in an account of the recipient, which account shall be designated by the recipient in writing at least three (3) business days prior to the date of the required payment; provided, that in the case of each payment to be made to Company Stockholders hereunder, such payments shall be made to each of the Company Stockholders in accordance with his or her Percentage Interest.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE
COMPANY STOCKHOLDERS

To induce the Buyer to enter into this Agreement and consummate the transactions contemplated hereby, each of the Company and the Company Stockholders, severally, with respect to Sections 3.1, 3.2 and 3.5 and jointly and severally, in all other representations, hereby represent and warrant to the Buyer that, as of the date hereof, the statements contained in this Article III are true and correct, except as set forth in the letter provided by the Company and the Company Stockholders to the Buyer (the “Disclosure Letter”).

3.1                                 Company Stockholders’ Status, Authority, Execution and Delivery.

(a)                                  Company Stockholders’ Status.  Each of the Company Stockholders is a natural person who is a citizen of the United States, with a principal place of residence located at the address set forth on Exhibit A.

(b)                                 Company Stockholders’ Authority.  Each of the Company Stockholders has the full capacity, power and authority to execute, deliver and perform its obligations under this Stock Purchase Agreement and the transactions contemplated by this Agreement.  This Agreement constitutes a valid and binding obligation of each of the Company Stockholders, enforceable against each and all of the Company Stockholders in accordance with its terms, except that (i) such enforcement may be subject to (A) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other laws, now or hereafter in effect, relating to or limiting creditors’ rights generally and (B) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) and (ii) rights to indemnity may be limited by applicable law or the public policies underlying such laws.

3.2                                 Title to Company Stock.  Each Company Stockholder is the record and beneficial owner of the number of shares of Company Stock set forth next to his or her name on Exhibit A (which in the aggregate constitute one hundred percent (100%) of the outstanding capital stock of the Company), free and clear of all Security Interests and upon consummation of the transactions contemplated hereby, each Company Stockholder will transfer good and valid title to such Company Stock to the Buyer, free and clear of all Security Interests.

3.3                               Due Organization.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois, and the Company is duly authorized and qualified to do business under all applicable laws, regulations, ordinances and orders of public authorities to own, operate and lease its properties and to carry on its business in the places and in the manner as now conducted, except where the failure to be so authorized or qualified, individually or collectively, would not have a Material Adverse Effect on the Company.  Section 3.3 of the Disclosure Letter contains a list of all jurisdictions in which the Company is authorized or qualified to do business.  The Company is in good standing as a foreign corporation in each jurisdiction in which it does business, including but not limited to, the states of Colorado, Arizona, California, New Hampshire, Ohio, Utah and Virginia.  The Company has delivered to the Buyer true, complete and correct copies of the Articles of Incorporation and Bylaws of the Company, each as amended.  Such Articles of Incorporation and Bylaws are collectively referred to as the “Charter Documents.”  The Company is not in violation of any Charter Documents.  The minute books of the Company have been made available to the Buyer (and have been delivered or will be delivered at Closing, along with the Company’s original stock ledger and corporate seal, to the Buyer) and are correct and complete in all material respects.  Section 3.3 of the Disclosure Letter contains a complete and accurate list of the directors and officers of the Company.

3.4                                 Authorization; Validity.  The Company has all requisite corporate power and authority to enter into and perform its obligations pursuant to the terms of this Agreement.  The Company has and each Company Stockholder has the full legal right and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the performance by the Company of the transactions contemplated herein have been duly and validly authorized by the board of directors of the Company (the “Board of Directors”), and this Agreement has been duly and validly authorized by all necessary corporate action.  Assuming the due authorization, execution and delivery by the Buyer, this Agreement is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other similar laws now or hereafter in effect affecting the enforcement of creditors’ rights generally, and except that the availability of equitable remedies (regardless of whether enforcement is considered in a proceeding in equity or law), including specific performance, is subject to the discretion of the court before which any proceeding therefore may be brought and rights to indemnify may be limited by applicable law or the public policies underlying such laws.

3.5                               No Conflicts.  The execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of the terms hereof will not:

(a)                                  conflict with, or result in a breach or violation of, any of the Charter Documents, or any resolution adopted by the Board of Directors or the Company Stockholders;

(b)                                 except as set forth in Section 3.5(b) of the Disclosure Letter, conflict with, result in a default (or would constitute a default but for any requirement of notice or any of lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any document, agreement, lease, sublease, license, sublicense, franchise, permit, indenture, mortgage, instrument of indebtedness, Security Interest or other instrument to which the Company or any of the Company Stockholders is a party or by which the Company or any of the Company Stockholders is bound or result in the creation or imposition of any Security Interest on any of the Company’s assets pursuant to: (i) any Legal Requirements to which the Company or the Company Stockholders or any of their respective assets are subject; or (ii) any judgment, order, writ, injunction, or decree of any court or Government Entity to which the Company or any of the Company Stockholders is bound or any of their respective assets is subject;

(c)                                  result in termination or any impairment or material breach of any permit, license, franchise, contractual right or other authorization of the Company; or

(d)                                 violate any Legal Requirements to which the Company or any of the Company Stockholders is subject or by which the Company or any of the Company Stockholders is bound, except for such violations, individually or collectively, that would not have a Material Adverse Effect on the Company.

3.6                                 Capital Stock of the Company.  The authorized capital stock of the Company consists solely of one thousand (1,000) shares of common stock, no par value, of which one hundred (100) shares are issued and ninety-five (95) shares are outstanding.  The Company has not issued and there are no other outstanding equity securities of the Company or securities convertible into equity securities of the Company.  All of the issued and outstanding shares of Company Stock have been duly authorized and validly issued, are fully paid and nonassessable and are owned of record and beneficially by the Company Stockholders in the amount set forth in Exhibit A, free and clear of all Security Interests and the Percentage Interest in the Company represented by such shares is set forth in Exhibit A.  No person or entity is entitled to any rights with respect to the registration of any capital stock of the Company under the Securities Act.  Except as set forth in Section 3.6 of the Disclosure Letter, neither the Company nor any Company Stockholder has granted options or other rights to purchase any shares of Company Stock from a Company Stockholder and neither the Company nor any Company Stockholder has any Knowledge that any Company Stockholder has granted options or other rights to purchase any shares of Company Stock from such Company Stockholder.  All of the shares of Company Stock were offered, issued, sold and delivered by the Company in compliance with all applicable state and federal laws concerning the issuance and sale of securities, except where such non-compliance, individually or collectively, would not have a Material Adverse Effect on the Company.  None of the shares of Company Stock were issued in violation of any preemptive rights.  No legend or other reference to any other Security Interest appears upon any certificate representing capital stock of the Company.  Except as set forth in Section 3.6 of the Disclosure Letter, there are no agreements, written or oral, between or among the Company and/or any equity holders, relating to the acquisition (including, without limitation, rights of first refusal or preemptive rights), disposition or voting of the capital stock of the Company.

3.7                               Transactions in Capital Stock.  Except as set forth on Section 3.7 of the Disclosure Letter, no option, warrant, call, subscription right, conversion right or other contract or commitment of any kind exists of any character, written or oral, contingent or otherwise, that may obligate the Company to issue or sell any shares of capital stock or by which any shares of capital stock may otherwise become outstanding (collectively, an “Option”). Except as set forth on Section 3.7 of the Disclosure Letter, no stock plan, stock purchase, stock option or other agreement or understanding between the Company and any holder of equity securities of the Company (collectively, a “Plan”) provides for acceleration or other changes in the vesting provisions or other terms of such securities, as a result of any merger, sale of stock or assets, change in control or other similar transaction by the Company. Except as set forth on Section 3.7 of the Disclosure Letter, none of the Company Stockholders or any other Person has rights to shares of the Company’s capital stock under any Plan. Except as set forth on Section 3.7 of the Disclosure Letter, the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity securities or any interests therein or to pay any dividend or make any distribution in respect thereof.  Any Options issued by the Company have been fully exercised and the shares of capital stock issued upon exercise of such Options are fully paid and non-assessable.  Each Company Stockholder has executed and delivered a waiver of rights and obligations under any Company Plan in effect immediately prior to Closing.  As a result of the transactions contemplated by this Agreement, the Buyer will be the record and beneficial owner of all outstanding capital stock of the Company and all rights to acquire capital stock of the Company.

3.8                                 Absence of Claims Against Company.  Except as set forth on Section 3.8 of the Disclosure Letter, none of the Company Stockholders has any claims of any kind against the Company nor has any Company Stockholder assigned any such claims to any third party.

3.9                               Subsidiaries and Stock.  The Company has no subsidiaries.  Except as set forth on Section 3.9 of the Disclosure Letter, the Company does not presently own, of record or beneficially, or control, directly or indirectly, any capital stock, securities convertible into capital stock or any other equity interest in any Person.

3.10                         Complete Copies of Materials.  The Company has delivered to the Buyer true, complete and correct copies of each agreement, contract, commitment or other document that is referred to in the Disclosure Letter.

3.11                           Financial Statements.

(a)                                  Section 3.11(a) of the Disclosure Letter includes (a) true, complete and correct copies of the Company’s audited balance sheet as of September 30, 2003, and income statement for the year ended September 30, 2003 (collectively, the “Audited Financials”) and (b) true, complete and correct copies of the Company’s unaudited balance sheet (the “Interim Balance Sheet”) as of March 31, 2004 (the “Balance Sheet Date”), and unaudited income statement, for the six (6) month period then ended (collectively, the “Interim Financials,” and together with the Audited Financials, the “Company Financial Statements”).  The Company Financial Statements have been prepared from the books and records of the Company in accordance with GAAP consistently applied and present fairly the financial condition and results of operation, changes in stockholders’ equity and cash flow of the Company for the periods referred to in the Financial Statements.  Since the dates of the Company Financial Statements, there have been no material changes in the Company’s accounting policies.

(b)                                 The Company’s books and financial records do not include any revenue for any Contract (whether Government Contract, or any contract with any other entity) which has been recognized before it has been earned; and, in the case of Government Contracts whereunder payment is made by means of milestone or progress payments, no revenue has been recognized prior to completion of the applicable milestone or point of progress.

(c)                                  The Company has never been advised by its external auditor, attorneys or other advisors that it must adjust or change in a material way any financial record, any internal financial practice, policy or procedure, to comply with any Legal Requirements, or any accounting best practice, and has not made such adjustment or change; and any such adjustment or change that could affect the Company’s current or future business or revenues is listed on Section 3.11(c) of the Disclosure Letter.

3.12                           Absence of Certain Changes. Except as set forth on Section 3.12 of the Disclosure Letter and except for the transactions contemplated hereby, since the Balance Sheet Date, the Company has conducted its business in the ordinary course consistent with past practice and there has not occurred any change, event or condition (whether or not covered by insurance), individually or collectively, that has resulted in, or would reasonably be expected to result in any Material Adverse Effect on the Company and there has not been:

(a)                                  any change, by itself or together with other changes, individually or collectively, that has had a Material Adverse Effect on the Company or is likely to have a Material Adverse Effect on the business, operations, affairs, properties, assets, profits or condition (financial or otherwise) of the Company;

(b)                                 any damage, destruction or loss (whether or not covered by insurance), individually or collectively, that has had a Material Adverse Effect on the Company;

(c)                                  any split, combination, reclassification or other change in the authorized capital of the Company or in its outstanding securities or any change in their ownership interests or any grant of any options, warrants, calls, conversion rights or commitments;

(d)                                 except as contemplated by the employment agreement between the Company and Larry R. Harms dated April 11, 2002, as amended, any issuance, sale, or agreement or commitment to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) or authorization the issuance, sale or delivery of, or redemption or repurchase of, any stock of any class or any other securities or any rights, warrants or options to acquire any such stock or other securities, or amend any of the terms of any such convertible securities, options or warrants (other than issuance of replacement certificates for the Company Stock, if required, as a result of lost stock certificates);

(e)                                  any declaration or payment of any dividend or distribution (other than distributions or dividends made by the Company to the Company Stockholders to pay income taxes or estimated income taxes of such stockholders on their pro rata share of the taxable income of the Company) in respect of the capital stock, or any direct or indirect redemption, purchase or other acquisition of any of the capital stock of the Company;

(f)                                    any increase in the compensation, bonus, sales commissions or fee arrangements payable or to become payable by the Company to any of its officers, directors, employees, consultants or agents, except for bonuses and salary increases for employees in the Ordinary Course of Business, nor has the Company entered into, amended or terminated any Employee Benefit Plan, employment, severance or other agreement relating to compensation or fringe benefits;

(g)                                 any adoption or amendment of any Employee Benefit Plan or any employment or severance agreement or arrangement of the type described in Section 3.28(j) or any increase in any manner the compensation or fringe benefits of, or modification of the employment terms of, its directors, officers or employees, generally or individually (other than the Retention Bonuses and the Employment Agreements), or payment of any benefit not required by the terms in effect on the date hereof of any existing Employee Benefit Plan;

(h)                                 any work interruptions, labor grievances or claims filed, or any similar event or condition, individually or collectively, having a Material Adverse Effect on the business of the Company;

(i)                                     any sale or transfer, or any agreement to sell or transfer, any material Intellectual Property, assets, property or rights of the Company outside the Ordinary Course of Business to any Person, including, without limitation, the Company Stockholders or their Affiliates;

(j)                                     any cancellation, waiver, forgiveness or release or agreement to cancel, forgive or release any indebtedness or other obligation owing to the Company, including, without limitation, any indebtedness or obligation of the Company Stockholders and their Affiliates;

(k)                                  any discharge or satisfaction of any Security Interest or payment of any obligation or liability other than in the Ordinary Course of Business, except as otherwise required in this Agreement;

(l)                                     any plan, agreement or arrangement granting any preferential rights to purchase or acquire any interest in any of the assets, property or rights of the Company outside the Ordinary Course of Business or requiring consent of any party to the transfer and assignment of any such assets, property or rights;

(m)                               any purchase or acquisition of, or agreement, plan or arrangement to purchase or acquire, any property, rights or assets outside of the Ordinary Course of Business of the Company;

(n)                                 any waiver of any material rights, debts, or claims of the Company;

(o)                                 any breach, amendment or termination of its Charter Documents or any Material Contract, or any material breach, amendment or termination agreement, license, Permit or other right to which the Company is a party;

(p)                                 any transaction by the Company outside the Ordinary Course of Business;

(q)                                 any capital commitment or expenditure by the Company, either individually or in the aggregate, exceeding $25,000, outside the Ordinary Course of Business;

(r)                                    any change in accounting methods, principles or practices (including any change in depreciation or amortization policies or rates) by the Company or the revaluation by the Company of any of its assets;

(s)                                  any creation or assumption by the Company of any mortgage, pledge, Security Interest or other encumbrance on any asset (other than Security Interests arising under existing lease financing arrangements which are not material and liens for Taxes not yet due and payable);

(t)                                    any loan by the Company to any Person, incurring by the Company of any indebtedness, guaranteeing by the Company of any indebtedness, issuance or sale of any debt securities of the Company or guaranteeing of any debt securities of others;

(u)                                 any direct or indirect loan made by the Company to, or for the benefit of, any stockholder, employee, officer or director of the Company, or any members of their immediate families, other than advances made in the Ordinary Course of Business;

(v)                                 any resignation, termination or discharge of any officer or employee of the Company and there is no impending or, to the Knowledge of the Company, threatened resignation, termination or discharge of any officer or employee of the Company;

(w)                               the commencement or notice or, to the Knowledge of the Company, threatened commencement, of any lawsuit or proceeding against, or investigation of, the Company or any of its affairs; or

(x)                                   negotiation or agreement by the Company or any officer or employee thereof to do any of the things described in the preceding clauses (a) through (w) (other than negotiations with the Buyer and its representatives regarding the transactions contemplated by this Agreement).

3.13                         Liabilities and Obligations.

(a)                                  Except as set forth on Section 3.13 of the Disclosure Letter, the Company is not liable for or subject to any material liabilities other than:

(i)                                     those liabilities reflected on the Interim Balance Sheet and not previously paid or discharged;

(ii)                                  those liabilities arising in the Ordinary Course of Business consistent with past practice under any contract, lease, commitment or agreement specifically disclosed in the Disclosure Letter to this Agreement or not required to be disclosed therein because of the term or amount involved;

(iii)                               those liabilities incurred since the Balance Sheet Date in the Ordinary Course of Business consistent with past practice; and

(iv)                              liabilities arising in connection with the transaction contemplated by this Agreement.

(b)                                 The Company is not a guarantor or otherwise liable for any liability or obligation of any other Person.

(c)                                  For purposes of this Section 3.13, the term “liabilities” shall include, without limitation, any liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility that is accrued, absolute, contingent, mature, unmature or otherwise and whether known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, provided, however, the term “liabilities” shall exclude any liability, cost, expense, obligation or responsibility arising from the Retention Agreements or Employment Agreements.

3.14                         Books and Records.  The Company has made and kept books and records and accounts that, in reasonable detail, accurately and fairly reflect its activities.  The Company has not engaged in any material transaction, maintained any bank account or used any corporate funds except for transactions, bank accounts and funds that have been and are reflected in its books and records.  The minute books of the Company contain complete and accurate records of all meetings and other corporate actions of its stockholders and its Board of Directors and committees thereof.  The stock ledger of the Company is complete and reflects all issuances, repurchases and cancellations of shares of capital stock of the Company.

3.15                         Bank Accounts; Powers of Attorney.  Section 3.15 of the Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement, of:

(a)                                  the name of each financial institution in which the Company has any account or safe deposit box;

(b)                                 the names in which such accounts or boxes are held;

(c)                                  the types of such accounts;

(d)                                 the name of each Person authorized to draw thereon or have access thereto; and

(e)                                  the name of each Person holding a general or special power of attorney from the Company and a description of the terms of such power.

3.16                           Accounts and Notes Receivable.  The Company has delivered to the Buyer a complete and accurate list as of May 21, 2004 of all Accounts Receivable and such Accounts Receivable are listed in Section 3.16 of the Disclosure Letter.  All Accounts Receivable represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Except as set forth on Section 3.16 of the Disclosure Letter, the Accounts Receivable as reflected in the Interim Balance Sheet are current and, to the Company’s Knowledge, collectible.  The Company and the Company Stockholders have no Knowledge that any of the Accounts Receivable will not be collected in the usual and Ordinary Course of Business of the Company.  There is no contest, claim or right of set-off under any contract with any obligor of an Account Receivable relating to the amount or validity of such Account Receivable.

3.17                         Permits.  The Company owns or holds all licenses, franchises, permits and other governmental authorizations, including, without limitation, permits, titles, licenses and franchises necessary for the continued operation of its business as it is currently being conducted (the “Permits”), except where the failure to own or hold any such Permits, individually or collectively, would not have a Material Adverse Effect on the Company.  The Permits are valid, and the Company has not received any notice that any governmental authority intends to modify, cancel, terminate or fail to renew any Permit.  No present or former stockholder, officer, manager, member or employee of the Company or any Affiliate thereof, or any other Person, owns or has any proprietary, financial or other interest in any Permits.  The Company has conducted and is conducting its business in compliance with, and is not in violation of, any requirements, standards, criteria and conditions set forth in the Permits and other applicable orders, approvals, variances, rules, regulations, orders and restrictions of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties which violations, individually or collectively, would result in a Material Adverse Effect on the Company.  The transactions contemplated by this Agreement will not result in a default under, or a breach or violation of, or have a Material Adverse Effect on the rights and benefits afforded to the Company by any Permit.  No governmental orders, permissions, consents, approvals or authorizations are required to be obtained and no registrations or declarations are required to be filed in connection with the registration and delivery of this Agreement, except such as been duly and validly obtained or filed, or with respect to any filings that must be made after Closing, as will be filed in a timely manner or disclosed in Section 3.17 of the Disclosure Letter.

3.18                         Real Property Leases.

(a)                                  Section 3.18 of the Disclosure Letter lists all real property leased or subleased to the Company.  The Company has delivered to the Buyer correct and complete copies of the leases and subleases (as amended to date, each a “Lease” and collectively, the “Leases”) listed in Section 3.18 of the Disclosure Letter.  With respect to each Lease listed in Section 3.18 of the Disclosure Letter:

(i)                                     each Lease is legal, valid, binding, enforceable and in full force and effect with respect to the Company, to the Company’s Knowledge, such Lease or Sublease is legal, valid, binding, enforceable and in full force and effect with respect to each other party thereto, and will continue to be so following the Closing Date in accordance with the terms thereof as in effect prior to the Closing;

(ii)                                  the Company is not in breach or default under any such Lease, to the Knowledge of the Company and the Company Stockholders, no other party to the Lease is in breach or default and, no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration of any rent due thereunder by the lessor or sublessor, as applicable, thereunder;

(iii)                               there are no disputes, individually or collectively, which could have a Material Adverse Effect upon the Company if resolved in favor of the complainant against the Company and no oral agreements or forbearance programs in effect as to any Lease; and

(iv)                              the Company has not assigned, transferred, conveyed, mortgaged, deeded in trust or encumbered any interest in the leasehold or subleasehold.

(b)                                 Except as set forth on Section 3.18(b) of the Disclosure Letter, there are no consents or approvals of any party required under any Lease in connection with the consummation of the transaction contemplated hereby.

3.19                         Personal Property.

(a)                                  Section 3.19(a) of the Disclosure Letter sets forth a complete and accurate list of all personal property included on the Interim Balance Sheet and all other personal property owned or leased by the Company with a current book value in excess of $10,000 both (i) as of the Balance Sheet Date and (ii) acquired since the Balance Sheet Date, including in each case, true, complete and correct copies of leases for such leased personal property and an indication as to which assets are currently owned, or were formerly owned by the Company Stockholders or the Company.

(b)                                 The Company currently owns or leases all personal property necessary to conduct the business and operations of the Company as they are currently being conducted.

(c)                                  Except as set forth on Section 3.19(c) of the Disclosure Letter, no asset of the Company (tangible or intangible) is subject to any Security Interest.

(d)                                 The inventories (net of any reserves) shown on the Company Financial Statements or thereafter acquired by the Company, consist of items of a quantity and quality usable or salable in the Ordinary Course of Business.  Since the Balance Sheet Date, the Company has continued to replenish inventories in a normal and customary manner consistent with past practices.  The Company has not received written, nor to the Company’s Knowledge, oral, notice from any Significant Supplier that it will experience during the next six (6) months any difficulty in obtaining, in the desired quantity and quality and at the agreed upon price, terms and conditions of its products.  The value at which inventories are carried reflect the inventory valuation policy of the Company, which is consistent with its past practice and in accordance with GAAP applied on a consistent basis.

(e)                                  Subject to any reserves set forth in the Company Financial Statements, the accounts receivable shown on the Company Financial Statements represent bona fide claims against debtors for sales and other charges, and are not subject to discount except for normal cash and immaterial trade discounts.  The value at which reserves are carried reflect the reserve valuation policy of the Company, which is consistent with its past practice and in accordance with GAAP applied on a consistent basis.

(f)                                    All of the material, machinery and equipment of the Company, including that listed in Section 3.19(a) of the Disclosure Letter, are in good working order and condition, ordinary wear and tear excepted. All leases set forth in Section 3.19(a) of the Disclosure Letter are in full force and effect and constitute valid and binding agreements of the Company, and the Company is not in breach of any of their terms.  All fixed assets used by the Company that are material to the operation of its business are either owned by the Company or leased under an agreement listed in Section 3.19(a) of the Disclosure Letter.

3.20                         Intellectual Property.

(a)                                  Section 3.20(a) of the Disclosure Letter lists all of the material Intellectual Property (defined below) including Third Party Intellectual Property (as defined below), that is necessary for the operation of the Company’s business as it is currently conducted and to which Company owns all right, title, and interest in or has a license or other legally enforceable right to use, but excluding commercial off the shelf software and any Intellectual Property furnished by the Company to the Government, or received or licensed from a thirty party by the Company under a Government Contract.

(b)                                 “Intellectual Property” means all U.S. and foreign (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (b) registered and unregistered trademarks, service marks, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (c) registered and unregistered copyrightable works and copyrights, and all applications, registrations, and renewals in connection therewith; (d) trade secrets (including research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer lists, pricing and cost information, and business and marketing plans and proposals to the extent that any of the foregoing constitute trade secrets used in connection with the operation of the business); (e) computer software programs (including data and related documentation); and (f) copies and tangible embodiments thereof (in whatever form or medium).  Intellectual Property owned by third parties is referred to herein as “Third Party Intellectual Property.”

(c)                                  Except for off-the-shelf computer software programs used in the Ordinary Course of Business, the Company has no obligations to compensate any Person for the use of any Intellectual Property, including Third Party Intellectual Property as such is currently used by the Company, nor has the Company granted to any Person any license, option or other rights to use in any manner any Intellectual Property, whether or not requiring the payment of royalties (except such licenses or rights granted in the Ordinary Course of Business and licenses furnished under Government Contracts).

(d)                                 The Company is not nor will the Company be as a result of the Company’s execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any Third Party Intellectual Property license, sublicense or agreement.  No claims with respect to Intellectual Property or Third Party Intellectual Property are currently pending, nor do any reasonable grounds for any such claims exist, nor, to the Knowledge of the Company, are any such claims overtly threatened by any Person: (i) to the effect that the services provided by the Company or the sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by the Company infringes on any Third Party Intellectual Property; (ii) against the use by the Company of any Intellectual Property used in the Company’s business as currently conducted or proposed to be conducted; or (iii) challenging the Company’s license for, or legally enforceable right to use, Third Party Intellectual Property.  The Company

has not been sued or charged in writing as a defendant in any claim, suit, action or proceeding that involves a claim or infringement of any Intellectual Property and that has not been finally terminated, nor has the Company been informed or notified by any third party that the Company may be engaged in such infringement.

(e)                                  To the Company’s Knowledge, no officer, employee or director of the Company is obligated under any contract (including any license, covenant or commitment of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would conflict or interfere with: (i) the performance of such Person’s duties as an officer, employee or director of the Company; (ii) the use of such Person’s best efforts to promote the interests of the Company; or (iii) the Company’s business as conducted.  To the Company’s Knowledge, no Person (including, without limitation, any prior employer or any employee of the Company) has any right to or interest in any inventions, improvements, discoveries or other information assigned to the Company by any employee pursuant to the Company’s Employment Agreement in the form attached to Section 3.20(e) of the Disclosure Letter executed by such employee, or otherwise.  To the Company’s Knowledge, the use of any inventions of any of its employees (or people it currently intends to hire) made prior to their employment by the Company is not necessary to operate the Company’s business as it is currently conducted.

3.21                         Owned Real Property.  The Company does not own any real property.

3.22                         Material Contracts and Commitments.

(a)                                  Section 3.22(a) of the Disclosure Letter sets forth a complete and accurate list of all Significant Customers and Significant Suppliers.  For purposes of this Agreement, “Significant Customers” are the twenty (20) customers that have generated the greatest revenue for the Company during each of the past four (4) fiscal quarters, and “Significant Suppliers” are the twenty (20) suppliers who supplied the largest amount by dollar volume of products or services to the Company during the twelve (12) months ending on the Balance Sheet Date.

(b)                                 Section 3.22(b) of the Disclosure Letter contains, as of May 21, 2004, a complete and accurate list of all Material Contracts.  The Company has delivered to the Buyer true, complete and correct copies of the Material Contracts.

(c)                                  (i) none of the Company’s Significant Customers has canceled or reduced nor are the Company’s Significant Customers, taken as a whole, currently attempting or to the Company’s Knowledge, threatening to cancel or materially reduce their purchases from the Company, (ii) the Company has complied with all of its material commitments and obligations and is not in material default under any of the Material Contracts, and no notice of default has been received with respect to any thereof, and (iii) there are no Material Contracts that were not negotiated at arm’s length.

(d)                                 Each Material Contract is valid and binding on the Company and is in full force and effect and is not subject to any default thereunder by any party obligated to the Company pursuant thereto. Except as set forth on Section 3.22.(d) of the Disclosure Letter, the Company has obtained all necessary consents, waivers and approvals of parties to any Material Contracts which are required in connection with any of the transactions contemplated hereby, or are required by any Governmental Entity or other third party or are advisable in order that any such Material Contract remain in effect without modification after the Closing and without giving rise to any right to termination, cancellation or acceleration or loss of any right or benefit (“Third Party Consents”).  All Third Party Consents are listed in Section 3.22(d) of the Disclosure Letter.

3.23                           Government Contracts.

(a)                                  Definitions Related to Government Contracts.  The following capitalized terms, when used in this Section 3.23 and other provisions of this Stock Purchase Agreement, shall have the respective meanings set forth below:

(i)                                  “Active Government Contract” means a Government Contract which is not a Completed Government Contract.

(ii)                               “Bid” means any bid, proposal, offer, statement of qualification or interest, or quotation made by the Company or by a contractor team or joint venture, in which the Company is participating, that, if accepted, would lead to a Government Prime Contract or a Government Subcontract.

(iii)                               “Completed Government Contract” means a Government Contract for which final payment has been made and for which final closeout, including audit, has been completed.

(iv)                              “Government Contract” means any Government Prime Contract or Government Subcontract.

(v)                                 “Government Prime Contract” means any prime contract, basic ordering agreement, letter contract, purchase order, delivery order, change order or other commitment of any kind between the Company and either the U.S. Government or a State Government.

(vi)                              “Government Subcontract” means any subcontract, basic ordering agreement, letter subcontract, purchase order, delivery order, change order or other commitment of any kind between the Company and any prime contractor to either the U.S. Government or a State Government or any subcontractor (of any tier) with respect to a Government Prime Contract.

(vii)                           “State Government” means any state, territory or possession of the United States or any department or agency of any of the above with statewide jurisdiction and responsibility, or any local government department or agency within such state, territory or possession.

(viii)                        “Teaming Agreement” has the same meaning as the term, “contractor team arrangement,” as defined in Federal Acquisition Regulation (“FAR”) 9.601.

(ix)                                “U.S. Government” means the United States Government or any department, agency or instrumentality thereof.

(b)                                 Government Contracts.

(i)                                     Section 3.23(b)(i) of the Disclosure Letter lists as of May 21, 2004 each and every Active Government Contract and every Completed Government Contract (excluding change orders, and excluding purchase and delivery orders for amounts less than $100,000 and which are not issued under GSA Schedule contracts) to which the Company is (or has been at any time during the past five years) a party.

(ii)                                  Section 3.23(b)(ii) of the Disclosure Letter lists as of May 21, 2004 each and every pending Bid.

(iii)                               Section 3.23(b)(iii) of the Disclosure Letter lists as of May 21, 2004 each and every Teaming Agreement currently in effect to which the Company is a party.

(iv)                              Section 3.23(b)(iv) of the Disclosure Letter lists as of May 21, 2004 each and every multiple award schedule Government Prime Contract (excluding change orders) to which the Company is (or has been at any time during the past five years) a party.

(v)                                 Section 3.23(b)(v) of the Disclosure Letter lists as of May 21, 2004 each and every Active Government Contract (excluding change orders) to which the Company is a party and which was awarded to the Company pursuant to any set-aside program (small business, small disadvantaged business, 8(a), woman owned business, veteran owned business etc.).

(vi)                              Section 3.23(b)(vi) of the Disclosure Letter lists as of May 21, 2004 each and every Active Government Contract awarded to the Company in the last five years for which the Company submitted cost or pricing data at any point, and states whether or not the Company certified such data as being current, complete and accurate pursuant to the Truth in Negotiations Act.

(vii)                           Section 3.23(b)(vii) of the Disclosure Letter lists as of May 21, 2004 each and every Active Government Contract which contains an organizational or other conflict of interest provision that restricts the Company from performing a specific project in the future.

(viii)                        Section 3.23(b)(viii) of the Disclosure Letter lists as of May 21, 2004 each and every Active Government Contract to which the Company is a party and which requires the Company to maintain a facility security clearance and the level of such requirement.

(ix)                                Section 3.23(b)(ix) of the Disclosure Letter lists as of May 21, 2004 each and every sales representation, consulting and other agreement regarding marketing and selling the Company products and services to the U.S. Government, any State Government or any foreign government (or department, agency or instrumentality thereof) or foreign entity, to which the Company is a party, and identifies any such agreement to which the Company has been a party at any time during the last five years under which the Company is obligated or may be obligated to pay a contingent fee or amount.

(x)                                   Section 3.23(b)(x) of the Disclosure Letter lists as of May 21, 2004 each and every Active Government Contract which is a cost reimbursable Government Contract which:

(1)                                  contains a ceiling or cap on any indirect rate, and the nature of the cap or ceiling;

(2)                                  which provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total the Company costs (e.g., a cost-plus-incentive-fee contract); or

(3)                                  which provides for a fee consisting of a base amount and an award amount (e.g., a cost-plus-award-fee contract).

(xi)                                Section 3.23(b)(xi) of the Disclosure Letter lists as of May 21, 2004 each and every Active Government Contract (excluding change orders) which was awarded to the Company pursuant the Small Business Innovative Research (“SBIR”) program.

(c)                                  Status of Government Contracts.  With respect to the Company’s Government Contracts:

(i)                                     The Company has complied with all material terms and conditions of the Company’s Active Government Contracts, including all clauses, provisions and requirements incorporated expressly by reference or by operation of applicable Legal Requirements therein, and Teaming Agreements;

(ii)                                  The Company has complied with all applicable Legal Requirements related to Active Government Contracts;

(iii)                               All representations and certifications executed, acknowledged or set forth in or pertaining to any Bid which was submitted by the Company within the past five (5) years which resulted in any Government Contract were current, accurate and complete in all material respects as of their effective date, any and all material representations or certifications required at any time to be updated were in fact updated as required, and the Company has complied in all material respects with all such representations and certifications;

(iv)                              Neither the U.S. Government, any State Government nor any prime contractor, subcontractor or other person has notified the Company in writing that the Company has breached or violated any applicable Legal Requirements or any certification, representation, clause, provision or requirement of any Active Government Contract or Bid; and, to the Knowledge of the Company, no such notification has been made in oral form;

(v)                                 The cost accounting practices that the Company is using (and has used at all times during its existence) to estimate and record costs in connection with the submission of Bids and performance of Active Government Contracts are (and have been) in compliance with applicable Legal Requirements, including but not limited to, the FAR Cost Principles and Cost Accounting Standards (if required), and have been properly disclosed to the U.S. Government (if required to be disclosed by applicable Legal Requirements);

(vi)                              Neither the Company, nor any of its directors, officers or employees, is (or has been at any time during the past five (5) years) suspended or debarred from doing business with the U.S. Government or any State Government, or has been declared nonresponsible or ineligible for U.S. Government or State Government contracting; and the Company does not know of any circumstances that could give rise to in the future the institution of suspension or debarment proceedings, criminal or civil fraud or other criminal or civil proceedings or a determination of nonresponsibility or ineligibility against the Company or any of its directors, officers or employees;

(vii)                           Except as set forth on Section 3.23(c)(vii) of the Disclosure Letter, during the period of its existence no termination for convenience, stop work, cure notice or show cause notice has been issued to the Company with respect to any of the Company’s Active Government Contracts, and, to the Knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds for any such action, now or in the future; and, during the period of its existence no termination for default has been issued to the Company with respect to any of the Company’s Government Contracts;

(viii)                        Except as set forth on Section 3.23(c)(viii) of the Disclosure Letter, no pending cost item in excess of $1,000 or group, type or class of cost in excess of $5,000 in the aggregate, which was incurred or invoiced by the Company on any Active Government Contract has been questioned in writing or disallowed, or otherwise been the subject of a formal dispute, nor has any such question or disallowance, having been made against any Completed Government Contract in the past five (5) years, not been accounted for in the Company’s financial books or records in accordance with GAAP;

(ix)                                Except as set forth in Section 3.23(c)(ix) of the Disclosure Letter, no money presently due to the Company on any Active Government Contract to which the Company is a party has been withheld (including standard time and materials withholds allowed under the FAR), refused to be paid or set off or subject to attempts to withhold, refuse to pay or setoff;

(x)                                   Except as set forth in Section 3.23(c)(x), the Company has not made any expenditures or incurred costs or obligations in excess of any applicable limitation of government liability, limitation of cost, limitation of funds or any similar clause limiting the U.S. Government’s liability on any Active Government Contract (including, without limitation, any work being performed “at risk” in advance of receipt of funding), nor has any excess obligation or expenditure made on any Completed Government Contract in the past five (5) years not been accounted for in the Company’s financial books or records in accordance with GAAP;

(xi)                                Except as set forth on Section 3.23(c)(xi) of the Disclosure Letter, with respect to all cost reimbursable Government Contracts, the Company’s actual indirect cost rates are not less than the applicable provisional billing indirect cost rates unless such variance has been accounted for against revenues in the Company’s financial books or records, and the Company’s actual indirect cost rates do not exceed and are not reasonably expected to exceed the applicable indirect cost rate ceilings; nor has any rate variance of any type on any Completed Government Contract in the past five (5) years not been accounted for in the Company’s financial books or records in accordance with GAAP;

(xii)                             The Company and its respective employees hold such security clearances as are required to perform Government Contracts of the type performed by the Company; to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to result in the suspension or termination of such clearances or that could reasonably be expected to render the

Company ineligible for such security clearances in the future; and the Company has complied in all material respects with all industrial and personnel security measures, actions, statements and certifications required by Government Contracts or Legal Requirements;

(xiii)                          Based on experience and submissions to the U.S. Government to date, the Company reasonably expects that its provisional rates under any Bid to or on behalf of the U.S. Government or any State Government reflect its current cost expectations for the years for which the rates were bid;

(xiv)                         Except as set forth on Schedule 3.23(c)(xiv) of the Disclosure Letter, there are no Active Government Contracts that are fixed-price that the Company reasonably expects, as of the date of the Closing Date, can only be completed at a loss;

(xv)                            There are no Active Government Contracts that include liquidated damages clauses;

(xvi)                         There are no Active Government Contracts under which any item of cost (whether direct or indirect) has been (or reasonably could be expected to be) deemed not reimbursable by action of the contract or any finding, determination or decision of any customer at any tier; and

(xvii)                      There are no Active Government Contracts under which the Company has been notified in writing that any of its products or service have been rejected or not accepted by any customer at any tier or that any of its products or services do not meet the acceptance criteria of such contract. Furthermore, neither the Company nor any Key Employees (including the Company Operating Officers) have any reason to believe that the Company will be so notified with respect to any Active Government Contract.

(d)                                 Investigations and Audits.

(i)                                     Neither the Company nor any of its directors, officers, employees or any of its agents or consultants is (or has been, during any of the last five (5) years) under administrative, civil (including, but not limited to, claims made under the False Claims Act) or criminal investigation, indictment or information, audit or internal investigation with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract;

(ii)                                  The Company has not made a voluntary disclosure to the U.S. Government or any State Government with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract within the past five (5) years;

(iii)                               To the Knowledge of the Company, there are no irregularities, misstatements or omissions arising under or relating to any Active Government Contract that has led or could reasonably be expected to lead, either before or after the Closing Date, to any of the consequences set forth in Section 3.23(d)(i) or Section 3.23(d)(ii), or to any other damage, penalty assessment, recoupment of payment, or disallowance of cost; and

(iv)                              During the past five years the Company has not received any negative Contractor Performance Assessment Reports (“CPAR”) in respect of any Government Contract.

(v)                                 Section 3.23(d)(v) of the Disclosure Letter identifies the years for which incurred costs have not been audited and finalized.

(e)                                  Claims.

(i)                                     Except as set forth on Section 3.23(e)(i) of the Disclosure Letter, the Company has no interest in any pending or potential claim or request for equitable adjustment against the U.S. Government, any State Government or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract, Bid or Teaming Agreement, and the Company is not a party (either as the protestor or an interested party) to any protest to the procuring agency or the United States General Accounting Office or other governmental body or agency.

(ii)                                  There exist no outstanding claims against the Company, either by the U.S. Government or a State Government or by any prime contractor, subcontractor, vendor or other third party, arising out of or relating to any Government Contract, Bid or Teaming Agreement, and to the Knowledge of the Company, there are no facts that might give rise to or result in such a claim.

(iii)                               There exist no pending disputes between the Company and the U.S. Government or any State Government, or between the Company and any prime contractor, subcontractor, vendor or other third party, arising out of or relating to any Government Contract, Bid or Teaming Agreement, and to the Knowledge of the Company, there are no facts that the Company reasonably expects might give rise to or result in such a dispute.

(iv)                              Except as set forth on Section 3.23(e)(iv) of the Disclosure Letter, there exist no assignments of money due or to become due with respect to any Active Government Contract to which the Company is a party.

(f)                                    Multiple Award Schedules.

(i)                                     The Company Customer and Discounts.  Section 3.23(f)(i) of the Disclosure Letter identifies as of May 21, 2004, the “Company customer” and the discount relationship between the prices charged to the U.S. Government and the prices charged to the Company customer with respect to each multiple award schedule Government Contract identified on Section 3.23(b)(iv) of the Disclosure Letter, and all such discount relationships have been agreed to by GSA.

(ii)                                  Compliance with Price Reduction Clause.  The Company has complied with the notice and pricing requirements of the price reduction or similar clause in each multiple award schedule Government Contract identified in Section 3.23(b)(iv) of the Disclosure Letter, and there are no facts or circumstances that could reasonably be expected to result in a demand by the U.S. Government for a refund based upon the Company’s failure to comply with the price reduction or any similar clause.

(g)                                 Government Furnished Property.  Section 3.23(g) of the Disclosure Letter identifies as of May 21, 2004, all personal property, equipment, software and fixtures loaned, bailed or otherwise furnished to the Company by or on behalf of the U.S. Government for use in the performance of a Government Contract (including any that was contractor-supplied or contractor-procured) (“Government-Furnished Property”) and the Government Contracts to which each item of Government-Furnished Property relates.  The Company has complied in all material respects with all of its obligations relating to the Government-Furnished Property.

(h)                                 Former Government Officials.  The Company does not employ or engage as a consultant any former procurement official or former high ranking military officer or other government officials who remain under any restrictions relating to his or her former employment that may negatively affect the Company’s business, operations, eligibility for government contracts, or the deployment of such employee or consultant.

(i)                                     Ethics Policy.  Attached hereto at Section 3.23(i) of the Disclosure Letter is the Company’s “ethics compliance” policy regarding how its employees are required to conduct themselves and perform work done under Government Contracts.  Each of the Company’s employees (and any consultant, agent, subcontractor or other party covered by the terms of such policy)  has been provided a copy of that policy and instructed to comply with it, and to the Knowledge of the Company, each of the Company’s employees (or other covered person) has conducted himself or herself in accordance with that policy.

(j)                                     Timekeeping.  Attached hereto at Section 3.23(j) of the Disclosure Letter is the Company’s policy regarding how its employees are to record their time and complete their time cards with respect to work done under Government Contracts.  Each of the Company’s employees has been provided a copy of that policy and instructed to comply with it.  To the Company’s Knowledge, each of the Company’s employees has recorded his or her time and completed his or her time cards in accordance with that policy.

3.24                         Powers of Attorney.  There are no outstanding powers of attorney executed on behalf of the Company.

3.25                           Insurance.  Section 3.25 of the Disclosure Letter lists each insurance policy (including fire, theft, casualty, general liability, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements, but excluding those listed on Section 3.28 of the Disclosure Letter) to which the Company is a party, a named insured, or otherwise the beneficiary of coverage at any time within the past year and includes the title of the policy, the policy number and the renewal, expiration or termination date of such policy.  Section 3.25 of the Disclosure Letter lists each Person required to be listed as an additional insured under each such policy.  Other than as set forth on Section 3.25 of the Disclosure Letter, each such policy is in full force and effect and by its terms and with the payment of the requisite premiums thereon will continue to be in full force and effect (assuming full compliance and performance by the Company and the Buyer thereunder) for thirty (30) days following the Closing.

The Company is not in breach or default (including with respect to the payment of premiums or the giving of notices) under such policy, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default or permit termination, modification or acceleration, under such policy; and the Company has not received any notice from the insurer disclaiming coverage or reserving rights with respect to a particular claim or such policy in general.  The Company has not incurred any material loss, damage, expense or liability covered by any such insurance policy for which it has not properly asserted a claim under such policy.  To the Company’s Knowledge, the Company is covered by insurance in scope and amount customary and reasonable for the businesses in which it is engaged.

3.26                         Tax Matters.

(a)                                  For purposes of this Agreement:

(i)                                     “Tax” (including with correlative meaning the terms “Taxes” and “Taxable”) means (A) all foreign, federal, state, local and other income, gross receipts, sales, use, ad valorem, value-added, intangible, unitary, transfer, franchise, license, payroll, employment, estimated, excise, environmental, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, customs, duties or other taxes, levies, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) as a result of transferee liability, of having been a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law and (C) any liability for payment of amounts described in clause (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person for Taxes;

(ii)                                  The term “Tax Return” shall mean any return (including any information return), report, statement, schedule, notice, form, estimate or declaration of estimated tax relating to or required to be filed with any governmental authority in connection with the determination, assessment, collection or payment of any Tax; and

(iii)                               The term “Code” shall mean the Internal Revenue Code of 1986, as amended.

(b)                                 (i)                                     The Company is currently an S corporation and has been an S corporation since 1992.  The Company will not be subject to tax under Section 1374 of the Code as a result of the transactions contemplated by this Agreement.

(ii)                                  All Tax Returns required to be filed by or on behalf of the Company have been filed, and such Tax Returns are true, correct, and complete in all material respects.

(iii)                               The Company has paid in full on a timely basis all Taxes owed by it, whether or not shown on any Tax Return.

(iv)                              The amount of the Company’s liability for unpaid Taxes as of the date of the Company Financial Statements did not exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes) shown on such Company Financial Statements, and the amount of the Company’s liability for unpaid Taxes for all periods or portions thereof ending on or before the Closing Date will not exceed the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes) as such accruals are adjusted on the books and records of the Company for operations and transactions in the Ordinary Course of Business through the Closing Date.

(v)                                 No written notice has been received by the Company regarding any action, suit, proceeding, investigation, audit or claim now proposed or pending against or with respect to the Company in respect of any Tax.  No written notice has been received by the Company regarding any action, suit, proceeding, investigation, audit or claim with respect to any Tax.

(vi)                              The Company currently has a taxable year ending on September 30.

(vii)                           The Company has not agreed to, and is not and will not be required to, make any adjustments under Section 481(a) of the Code as a result of a change in accounting methods, except as may be required by the transactions contemplated by this Agreement.

(viii)                        The Company has withheld and paid over to the proper governmental authorities all Taxes required to have been withheld and paid over and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, independent contractor, creditor or other third party.

(ix)                                The Company has not requested an extension of time within which to file any Tax Return or pay any Tax or been granted any extension or waiver of the statute of limitations period applicable to any Tax Return or Tax, and all Tax Returns filed by the Company for the preceding three (3) years have been made available to and delivered to the Buyer.

(x)                                   There are (and as of immediately following the Closing there will be) no Security Interest on or covering the assets of the Company relating or attributable to Taxes, other than liens for Taxes not yet due and payable.

(xi)                                There is no reasonable basis for the assertion of any claim relating or attributable to Taxes which, if adversely determined, would result in any lien on the assets of the Company or otherwise have a Material Adverse Effect on the Company.

(xii)                             None of the Company’s assets is treated as “tax exempt use property” within the meaning of Section 168(h) of the Code.

(xiii)                          There are no contracts, agreements, plans or arrangements covering any employee or former employee of the Company that, individually or collectively, could give rise to the payment of any amount (or portion thereof) that would not be deductible pursuant to Section 280G, 404 or 162 of the Code.

(xiv)                         No Company Stockholder has filed a consent under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as defined in Section 341(f)(4) of the Code) owned by the Company.

(xv)                            The Company is not, nor has it ever been, a party to a tax sharing, tax indemnity or tax allocation agreement, and the Company has not assumed the tax liability of any other person or entity under contract, provided that such terms shall exclude agreements the primary purpose of which is not the allocation of Tax Liability and which provisions regarding Taxes are typical of such agreements.

(xvi)                         The Company is not now, nor has it ever been, a member of an affiliated group filing a consolidated federal income Tax Return.  The Company does not now, and will not have up to and including the Closing Date, any interest in any other corporation with respect to which the Company owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

(xvii)                      The Company does not have any liability for the Taxes of any individual or entity other than the Company under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract or otherwise.

(xviii)                   The Company is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income tax purposes.

(c)                                  Section 3.26(c) of the Disclosure Letter contains accurate and complete descriptions of (i) the Company’s basis in its assets; and (ii) any tax elections affecting the Company.

3.27                           Employees; Officers and Directors.  Set forth in Section 3.27 of the Disclosure Letter is a complete list of all employees of the Company.  Except as set forth on Section 3.27 of the Disclosure Letter, no employee has any agreement or contract, written or verbal, regarding his employment.  To the Knowledge of the Company, no employee of the Company, nor any consultant with whom the Company has contracted, is in violation of any term of any employment contract, proprietary information agreement or any other agreement relating to the right of any such individual to be employed by, or to contract with, the Company because of the nature of the business to be conducted by the Company.  To the Knowledge of the Company the continued employment by the Company of its present employees, and the performance of the Company’s contracts with its independent contractors, will not result in any such violation.  The Company has not received any notice, written or otherwise, alleging that any such violation has occurred.  Except as set forth on Section 3.27 of the Disclosure Letter, no employee of the Company has been granted the right to continued employment by the Company or to any material compensation following termination of employment with the Company. Except as set forth on Section 3.27 of the Disclosure Letter, to the Company’s Knowledge, no officer, employee, or any group of employees, intends to terminate his, her or their employment with the Company, and, the Company has no present intention to terminate the employment of any officer, employee or group of employees.  The Company is in compliance with the terms of the Collective Bargaining Agreement and to the Company’s Knowledge, the Union is in compliance with the terms thereof.  The Company is in compliance in all material respects with all currently applicable laws and regulations respecting wages, hours, occupational safety, health and employment practices, and discrimination in employment terms and conditions, and is not engaged in any unfair labor practice except, in each case, where such practice or failure to comply, individually or collectively, would not reasonably be expected to have a Material Adverse Effect on the Company.  There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. Premiums for COBRA coverage with respect to any former employees or beneficiaries are paid by the former employees or beneficiaries.  There are no proceedings pending or, to the Knowledge of the Company and the Company Stockholders, threatened, between the Company and any of its current or former employees.  The Company has provided all employees, with all relocation benefits, stock options, bonuses and incentives, and all other compensation that such employee has earned up through the date of this Agreement or that such employee was otherwise promised in their employment agreements with the Company, if any.

3.28                           Employee Benefits.

(a)                                  Section 3.28(a) of the Disclosure Letter contains a complete and accurate list of all material Employee Benefit Plans.  Complete and accurate copies of (i) all Employee Benefit Plans which have been reduced to writing, (ii) written summaries of all unwritten Employee Benefit Plans, (iii) all related trust agreements, insurance contracts and summary plan descriptions, and (iv) all annual reports filed on IRS Form 5500, 5500C or 5500R for the last three plan years for each Employee Benefit Plan, have been delivered to the Buyer.  Except as set forth on Section 3.28(a) of the Disclosure Letter, each Employee Benefit Plan has been administered in all material respects in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in any material respect in default under or violation of, and the Company has no Knowledge of any material default or violation by any other party to, any of the Employee Benefit Plans, and has made all required contributions thereto within the time periods required under applicable laws.  The Company and all Employee Benefit Plans are in material compliance with the Collective Bargaining Agreement.

(b)                                 There are no investigations by any Governmental Entity, termination proceedings or other claims (except claims for benefits payable in the normal operation of the Employee Benefit Plans and proceedings with respect to qualified domestic relations orders), suits or proceedings against or involving any Employee Benefit Plan or asserting any rights or claims to benefits under any Employee Benefit Plan that could give rise to any liability, individually or collectively, that would likely have a Material Adverse Effect on the Company.

(c)                                  All the Employee Benefit Plans that are intended to be qualified under Section 401(a) of the Code have received determination letters from the Internal Revenue Service to the effect that such Employee Benefit Plans are qualified, or were adopted initially and maintained at all times as prototype plans that have each received a favorable opinion letter from the Internal Revenue Service that it meets the requirements of Section 401(a) of the Code and have been entitled to full and complete reliance on such opinion letters at all times.  Such Employee Benefit Plans and the trusts related thereto are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code.  No such determination letter has been revoked and revocation has not been threatened.  No such Employee Benefit Plan has been amended since the date of its most recent determination letter or application therefor, if any, in any respect, and no act or omission has occurred, that could adversely affect its qualification or increase its cost.

(d)                                 With the exception of any Multiemployer Plan to which the Company or its ERISA Affiliates is obligated to contribute, neither the Company nor any ERISA Affiliate has ever maintained an Employee Benefit Plan subject to Section 412 of the Code or Title IV of ERISA.

(e)                                  With respect to each Multiemployer Plan to which the Company or its ERISA Affiliates is obligated to contribute, the Company has delivered to the Buyer true and complete copies of each collective bargaining agreement pursuant to which the Company or any ERISA Affiliate contributes or is obligated to contribute to such Multiemployer Plan; and a written statement of the amount of potential withdrawal liability, calculated as of the last valuation date either by the Multiemployer Plan or by the Company according to information made available from the Multiemployer Plan pursuant to Section 4221 of ERISA.

(f)                                    Neither the Company nor any ERISA Affiliate has incurred any Multiemployer Plan withdrawal liability (and no event has occurred which, with the giving of the notice under Section 4219 of ERISA, would result in such liability) under Section 4201 of ERISA as a result of a complete or partial withdrawal (within the meaning of Sections 4203 or 4205 of ERISA, respectively) from, or on behalf of, a Multiemployer Plan, or any other liability under Title IV of ERISA.

(g)                                 To the Company’s Knowledge, no event has occurred or circumstance exists that presents a risk of the occurrence of any termination, reorganization, or insolvency of, a Multiemployer Plan that could result in withdrawal or other liability of the Company or any ERISA Affiliate, Buyer or its affiliates under ERISA Section 4201.

(h)                                 Neither the Company nor any ERISA Affiliate has received notice from any Multiemployer Plan that the plan is in reorganization or is insolvent, that increased contributions may be required to avoid a reduction in plan benefits or the imposition of any excise tax, or that such plan intends to terminate or has terminated.

(i)                                     To the Company’s Knowledge, no Multiemployer Plan to which the Company or its ERISA Affiliates is obligated to contribute is a party to any pending merger or asset or liability transfer or is subject to any proceeding brought by the PBGC.

(j)                                     Neither the Company nor any ERISA Affiliate or any organization which is a successor or parent corporation of such entities, within the meaning of ERISA Section 4069(b), has engaged in a transaction described in ERISA Section 4069.

(k)                                  There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any ERISA Affiliate relating to, or change in participation or coverage under, any Employee Benefit Plan which would materially increase the expense of maintaining or contributing to such plan above the level of expense incurred with respect to that plan for the most recent fiscal year included in the Company’s financial statements.

(l)                                     There are no unfunded obligations under any Employee Benefit Plan providing benefits after termination of employment to any employee of the Company (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under Section 4980B of the Code and insurance conversion privileges under federal or state law.

(m)                               No act or omission has occurred and no condition exists with respect to any Employee Benefit Plan maintained by the Company or any ERISA Affiliate that would subject the Company or any ERISA Affiliate to any material fine, penalty, tax or liability of any kind imposed under ERISA, the Code or other applicable law.

(n)                                 No Employee Benefit Plan is funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(o)                                 No Employee Benefit Plan, plan documentation or agreement, summary plan description or other written communication distributed generally to employees by its terms prohibits the Company from amending or terminating any such Employee Benefit Plan.

(p)                                 The consummation of the transactions contemplated by this Agreement will not: (i) entitle any current or former employee, director, consultant or agent of the Company to severance pay, unemployment compensation or any similar payment; or (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to, or in respect of, any current or former employee, director, consultant or agent of the Company.

(q)                                 No payment by Buyer or the Company or any ERISA Affiliate that is owed or may become due under or in connection with any Employee Benefit Plan will be non-deductible under Code Section 280G or will be subject to tax under Code Section 4999; nor will Buyer or the Company or any ERISA Affiliate be required to “gross up” or otherwise compensate any person under or in connection with any Employee Benefit Plan because of the imposition of any excise tax under Code Section 4999.

(r)                                    All contributions and payments (including salary deferral contributions elected by employees) with respect to Employee Benefit Plans that are due and owing, accrued, or required to be made by the Company or any ERISA Affiliate with respect to periods ending on or before the Closing Date (including periods from the first day of the current plan year or policy year to the Closing Date whether or not the applicable plan documents require contribution be made before the Closing Date) have been, or will be, made before the Closing Date in accordance with the appropriate plan document, actuarial report, collective bargaining agreements or insurance contracts or arrangements or as otherwise required by ERISA or the Code.

3.29                           Environmental Matters.

(a)                                  Hazardous Material.  Except as set forth in this Section 3.29 or disclosed by the Company in Section 3.29 of the Disclosure Letter, the Company has not released, emitted, spilled, dumped, discharged or disposed of any substance that is designated or regulated by any governmental entity or by applicable federal, state, local or other applicable law to be radioactive, toxic, hazardous or otherwise a threat to health or the environment, including, without limitation, PCBs, asbestos, petroleum, urea-formaldehyde and all substances regulated as hazardous substances, pollutants or contaminants pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. § 9601 et seq., or regulated as hazardous waste pursuant to the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901 et seq., and the regulations promulgated pursuant to said laws (a “Hazardous Material”), at, in, on or under any property, including without limitation, the soil, improvements, ground water, surface water, or other environmental media thereof, that the Company or any of its predecessors in interest has at any time owned, operated, occupied or leased, and, to the Company’s Knowledge, no amount of any Hazardous Material is present or has been released, emitted, spilled, dumped, discharged, or disposed of at, in, on or under any such property by any other person (excluding however, office and janitorial supplies in such quantities and amounts as ordinarily used for routine office operations and maintenance, provided such supplies are properly and safely maintained).

(b)                                 Environmental Liabilities.  Except as set forth in this Section 3.29 or in Section 3.29 of the Disclosure Letter, the Company is and has at all times been in compliance with all applicable Legal Requirements relating to health and the environment, and no material expenditures are or will be required in order to comply with any such existing Legal Requirements.  The Company has received no written, or to the Company’s Knowledge, other notice of potential liability under any Legal Requirements or common law relating to health or the environment.  To the Company’s Knowledge, none of the properties where the Company’s Hazardous Materials have been sent for treatment, storage, recycling or disposal is listed on any regulatory list of potentially contaminated properties, and to the Company’s Knowledge, no such property is or has been the subject of any cleanup or remediation of Hazardous Materials.  The Company has disclosed to the Buyer its practices relating to its use and management of Hazardous Materials and disposal of wastes.  The Company has delivered to the Buyer and has identified in Section 3.29 of the Disclosure Letter all environmental reports, audits, assessments, studies, inspections, evaluations or similar documents relating to any environmental condition at any property owned, operated, occupied or leased by the Company or the Company’s operations, which either have been prepared by the Company or at its request or, to the Company’s Knowledge, has been delivered to it by a third party, with respect to all such property.  The Company has not agreed to assume and has not assumed by operation of law any environmental liability of any other person.  The Company is not required to obtain any environmental approval of any governmental authority in order for the Parties to consummate the transaction contemplated by this Agreement.  With respect to the release of PCBs at the New Boston Air Force Station (“NBAFS”) disclosed in Section 3.29 of the Disclosure Letter, the Company has made all reports and given all notices required by Legal Requirements or by contract, the Company has remediated the PCB release to the full and complete satisfaction of the governmental authorities with jurisdiction over the release, to the Company’s Knowledge, there is no residual PCB contamination existing at the NBAFS resulting from the release, and there are no pending or threatened claims of liability against the Company by any Governmental Entity or third person (including without limitation, contractors or employees) in connection with the release.

3.30                           Conformity with Law; Litigation.

(a)                                  Except as set forth on Section 3.30(a) of the Disclosure Letter, none of the Company, any Company Stockholder or Key Employee (in the course of his or her employment with the Company), has violated any Legal Requirements or any order of any court or Governmental Entity, agency or instrumentality having jurisdiction over it — including, without limitation, equal employment opportunity (including but not limited to laws prohibiting discrimination and/or harassment) and affirmative action requirements, Buy American Act/North American Free Trade Agreement/Israeli Trade Act/Balance of Payments Program requirements, Service Contract Act requirements, Walsh-Healy Public Contracts Act requirements, National Labor Relations Act requirements, Drug-Free Workplace requirements, Anti-Kickback Act requirements, industrial and personnel security requirements, Export Administration Regulation requirements, personnel qualification requirements, procurement integrity regulations, corporate organization or qualification etc. – which violations, individually or collectively, would reasonably be likely to have a Material Adverse Effect on the Company and (a) affects or relates to this Agreement or the transactions contemplated hereby or (b) is applicable to the Company or its business.  There are no agreements, judgments, injunctions, orders, adverse findings or decrees binding upon the Company which, individually or in the aggregate, have or would reasonably be expected to have the effect of prohibiting or materially impairing any current or future business practice of the Company as currently contemplated by the Company, any acquisition of property of or by the Company or the conduct of business by the Company as currently conducted.

(b)                                 Except as set forth on Section 3.30(b) of the Disclosure Letter, there is no action, suit, proceeding, hearing, investigation, charge, grievance, whether or not related to union issues, complaint, claim, demand, or notice has been given to or commenced against the Company or, to the Knowledge of the Company or the Company Stockholders, threatened against or adversely affecting the Company at law or in equity, or before or by any Governmental Entity having jurisdiction over it, and no written, or to the Company’s Knowledge, oral, notice of any claim, action, suit or proceeding, whether pending or threatened, has been received.  There are no judgments, orders, injunctions, decrees, stipulations, adverse findings or awards (whether rendered by a court or administrative agency or by arbitration) against the Company or against any of its properties or business.

3.31                           Relations with Governments.  The Company has not made, offered or agreed to offer anything of value to any governmental official, political party or candidate for government office in violation of any Legal Requirement, nor has it otherwise taken any action that would cause the Company to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any law of similar effect.  The Company is also otherwise compliant with laws and regulations concerning conflicts of interest, lobbying restrictions, and procurement integrity.

3.32                           Disclosure.  All schedules and exhibits to this Agreement are, and all documents delivered under Section 2.3(a) hereof are complete and accurate in all material respects.  No representation or warranty by the Company Stockholders or the Company contained in this Agreement, in the Disclosure Letter attached hereto or in any certificate furnished by the Company Stockholders or the Company to the Buyer in connection herewith or pursuant hereto contains any untrue statement of a material fact.

3.33                           Broker. Except as set forth on Section 3.33 of the Disclosure Letter, the Company and its agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other payment in connection with this Agreement.

3.34                           Company Action.  The Board of Directors of the Company, at a meeting duly called and held or by a consent in lieu of a meeting, has by the unanimous vote of all directors (i) determined that the transaction contemplated herein is fair and in the best interests of the Company and its stockholders, (ii) adopted this Agreement in accordance with the provisions of the Illinois Business Corporation Act, and (iii) directed that this Agreement be submitted to the Company Stockholders for their adoption and approval and resolved to recommend that the Company Stockholders vote in favor of the adoption of this Agreement.  The Company Stockholders have approved this Agreement by signing a unanimous written consent contemporaneously with the execution of this Agreement.

3.35                           Restrictions on Business Activities.  There is no agreement, judgment, injunction, order or decree binding upon the Company or its properties (including, without limitation, their intellectual properties) which has or would reasonably be expected to have the effect of prohibiting or materially impairing any acquisition of property by the Company or the conduct of any business by the Company, including any exclusive distribution or licensing agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER

To induce the Company Stockholders and the Company to enter into this Agreement and consummate the transactions contemplated hereby, the Buyer represents and warrants to the  Company Stockholders and the Company as follows:

4.1                                 Due Organization.  The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly authorized and qualified to do business under all applicable laws, regulations, ordinances and orders of public authorities to own, operate and lease its properties and to carry on its respective businesses in the places and in the manner as now conducted, except where the failure to be so authorized or qualified, individually or collectively, would not have a Material Adverse Effect on the Buyer.

4.2                                 Authorization; Validity of Obligations.  The Buyer has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement and the performance of this Agreement and the consummation of the transactions contemplated hereby and thereby by the Buyer have been duly and validly authorized by all necessary corporate action on the part of the Buyer.  This Agreement has been duly and validly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by the Company and the Company Stockholders, constitutes a valid and binding obligation of the Buyer, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally, and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding therefor may be brought.

4.3                                 No Conflicts.  The execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof will not:

(a)                                  conflict with, or result in a breach or violation of the Certificate of Incorporation or Bylaws, each as amended, of the Buyer, or any resolution adopted by the Board of Directors or stockholders of the Buyer;

(b)                                 conflict with, or result in a default (or would constitute a default but for any requirement of notice or any lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver  under, any document, agreement, lease, sublease, license, sublicense, franchise, permit, indenture, mortgage, instrument of indebtedness, Security Interest or other instrument to which the Buyer is a party or by which the Buyer is bound or result in the creation or imposition of any Security Interest on any of the Buyer’s assets pursuant to: (i) any Legal Requirements to which the Buyer or any of its assets are subject; or (ii) any judgment, order, writ, injunction or decree of any court or Government Entity to which the Buyer is bound or any of its assets is subject;

(c)                                  result in termination or any impairment or material breach of any permit, license, franchise, contractual right or other authorization of the Buyer; or

(d)                                 violate any Legal Requirements to which the Buyer is subject or by which the Buyer is bound.

4.4                                 Broker.  The Buyer and its agents have incurred no obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with this Agreement.

4.5                                 No Proceedings.  There is no pending proceeding (arbitral or otherwise), or cause of action or any nature that has been commenced against the Buyer and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, the Buyer’s ability to consummate the contemplated transactions.  To the Buyer’s Knowledge, no such proceeding (arbitral or otherwise) or claim, suit, judgment, decree, settlement, rule, order, investigation, cause of action has been threatened, and to the Buyer’s Knowledge, there is no reasonable basis for any such proceeding or cause of action.

4.6                                 Investment Intent.  The Buyer is acquiring the shares of Company Stock for its own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act or any successor law, or regulations or rules issued pursuant to that Act or any successor law.

4.7                                 Company Action.  The Board of Directors of the Buyer, at a meeting duly called and held, have (i) determined that the transaction contemplated herein is fair and in the best interests of the Buyer and each of its stockholders, and (ii) adopted this Agreement in accordance with the provisions of the Delaware General Corporation Law (“DGCL”).

4.8                                 Solvency.  The Buyer will not become insolvent as a result of consummating the transactions contemplated by this Agreement.

4.9                                 No Other Representations.  The Buyer acknowledges that, except for the representations and warranties of the Company and the Company Stockholders contained in this Agreement (including the Disclosure Letter), Exhibit A hereto and documents delivered by the Company or the Company Stockholders to the Buyer pursuant to Sections 2.3, 6.1(e),(g), (h), (i) and (j) hereto, (i) neither the Company nor any Company Stockholder makes any representations or warranties, express or implied and (ii) neither the Company nor any Company Stockholder makes any representations and warranties with respect to (A) any projections, predictions, forecasts, estimates or budgets (including the reasonableness of the assumptions underlying such projections, predictions, forecasts, estimates or budgets) made available to the Buyer or its legal counsel, accountants or advisors by any means or media (including, without limitation, in connection with management presentations or any information memoranda) or (B) information or documents (financial or otherwise) made available to the Buyer or its legal counsel, accountants or advisors with respect to the Company.

4.10                           Reports and Financial Statements.  The Buyer has filed complete and accurate copies, as amended or supplemented, of its (a) Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as filed with the Securities and Exchange Commission (the “SEC”), and (b) all other reports filed by the Buyer under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC since December 31, 2003 (such reports are collectively referred to herein as the (“Buyer SEC Reports”).  The Buyer SEC Reports constitute all of the documents required to be filed by the Buyer under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC from December 31, 2003 through the date of this Agreement. The Buyer SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder when filed. As of their respective dates, the Buyer SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited financial statements of the Buyer included in the Buyer SEC Reports (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto when filed, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby except as may be indicated therein or in the notes thereto, and in the case of quarterly financial statements, as permitted by Form 10-Q under the Exchange Act), (iii) fairly present the consolidated financial condition, results of operations and cash flows of the Buyer as of the respective dates thereof and for the periods referred to therein, and (iv) are consistent with the books and records of the Buyer.

4.11                           Disclosure.  All schedules and exhibits to this Agreement and all documents delivered to the Company and the Company Stockholders under Section 2.3(b) and 6.2(a) are and will be complete and accurate in all material respects.  No representation or warranty by the Buyer contained in this Agreement or in any certificate furnished by the Buyer to the Company and Company Stockholders in connection herewith or pursuant hereto contains any untrue statement of a material fact.

ARTICLE V
COVENANTS

5.1                                 Notices and Consents.  Each of the Buyer, the Company, and the Company Stockholders shall use its respective reasonable best efforts to obtain, at its expense, all such waivers, Permits, consents, approvals or other authorizations from third parties and Governmental Entities, and to effect all such registrations, filings and notices with or to third parties and Governmental Entities, as may be required by or with respect to the Buyer or the Company, respectively, in connection with the transactions contemplated by this Agreement.

5.2                                 [Reserved].

5.3                                 Notice of Breaches.  The Company Stockholders shall promptly deliver to the Buyer written notice of any event or development of which any Company Stockholder is aware and that would (a) render any statement, representation or warranty of the Company or Company Stockholder in this Agreement (including the Disclosure Letter) inaccurate or incomplete in any material respect, or (b) constitute or result in a breach by any Company Stockholder of, or a failure any Company Stockholder to comply with, any agreement or covenant in this Agreement applicable to such Party.  The Buyer shall promptly deliver to the Company written notice of any event or development of which the Buyer is aware that would (i) render any statement, representation or warranty of the Buyer in this Agreement inaccurate or incomplete in any material respect, or (ii) constitute or result in a breach by the Buyer of, or a failure by the Buyer to comply with, any agreement or covenant in this Agreement applicable to such Party. The delivery of any notice pursuant to this Section 5.3 shall not, without the express written consent of the other Parties, be deemed to (i) modify the representations or warranties hereunder of the

Party delivering such notice, (ii) modify the conditions set forth in Article 6 or (iii) limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

5.4                                 Confidentiality Agreements.  Within thirty (30) days after the Closing, Francisco Garcia shall use his commercially reasonable efforts to cause all of the employees identified on Section 5.4 of the Disclosure Letter hereto shall execute the Employee Confidentiality and Inventions Agreement in substantially the same form as Exhibit C attached hereto.

5.5                                 Unpaid Taxes; Refunds.  The Company Stockholders, jointly and severally, covenant and agree to reimburse promptly the Buyer for any amount by which the Company’s liability for unpaid Taxes, if any, for all periods or portions thereof ending on or before the Closing Date exceeds the amount of the current liability accruals for Taxes (excluding reserves for deferred Taxes) set forth on the Company Financial Statements as such accruals are adjusted on the books and records of the Company for operations and transactions in the Ordinary Course of Business through the Closing Date in accordance with past custom and practice of the Company; provided that if any such unpaid Taxes result from an amended Tax Return or the audit of a Tax Return, the procedures set forth in Sections 5.6(b) and (c) below shall have been fully complied with by the Buyer.

5.6                                 Tax Returns.

(a)                                  The Company shall prepare and timely file, and the Stockholder Representative and the Buyer shall cooperate with the Company in the preparation and timely filing of, all Tax Returns required to be filed by or on behalf of the Company prior to the Closing Date.  The Buyer and the Stockholder Representative shall have a reasonable opportunity to review and consent to the filing of such Tax Returns, which consent shall not be unreasonably withheld or delayed.  The Company shall timely pay any Taxes shown as due by the Company on the Tax Returns described in this Section 5.6.

(b)                                 If any Tax shown as due on any such Tax Return referred to in (a) above is required to be borne by the Company Stockholders (taking into account indemnification obligations hereunder and adjustments to the Purchase Price) or affects taxable income reportable by the Company Stockholders by reason of their former ownership of their Company Stock, such Tax Return shall be prepared in a manner consistent with the prior practice of the Company unless otherwise required by applicable Tax laws; a draft of each such Tax Return shall be provided to the Stockholder Representative for review and approval at least thirty (30) days prior to the due date for filing such return (or, if required to be filed within thirty (30) days of the Closing, as soon as possible following the Closing); and the Stockholder Representative shall have the right to review and approve such Tax Return prior to the filing of such Tax Return (which approval shall not be unreasonably withheld or delayed).

(c)                                  The Parties shall, unless prohibited by applicable law, cause the taxable period of the Company to end as of the close of the Closing Date.  For the avoidance of doubt, the Parties hereto agree that the taxable year of the Company, as a subchapter S corporation, shall terminate and end at the end of the Closing Date for federal income tax purposes (and to the extent applicable, for state and local tax purposes as well), and that all items of income, gain, deduction, or loss recognized after the Closing Date shall be included by the Company and the Buyer in the Buyer’s consolidated federal income Tax Return (and to the extent applicable, in the Buyer’s Tax Return for state and local tax purposes as well).  For purposes of this Agreement, Taxes incurred by the Company with respect to a taxable period that includes but does not end on the Closing Date, shall be allocated to the portion of the taxable period ending on the Closing Date (the “Pre-Closing Period”) (i) except as provided in (ii) and (iii) below, to the extent feasible, on a specific identification basis, according to the date of the event or transaction giving rise to the Tax, and (ii) except as provided in (iii) below, with respect to periodically assessed ad valorem Taxes and Taxes not otherwise reasonably allocable to specific identifiable transactions or events or dates, in proportion to the number of days in such taxable period that occur on or before the Closing Date compared to the total number of days in such taxable period, and (iii) in the case of any Tax based upon or related to income or receipts, in an amount equal to the Tax which would be payable if the relevant taxable period ended on the Closing Date.  All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company.

5.7                                 Cooperation on Tax Matters.

(a)                                  The Buyer, the Company and the Stockholder Representative (at no expense to the Stockholder Representative) shall cooperate fully, as and to the extent reasonably requested by the other Parties, in connection with the filing of Tax Returns pursuant to this Section and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Parties’ request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Stockholder Representative agrees (i) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Buyer or the Stockholder Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) to give the other Parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other Parties so request, the Company or the Stockholder Representative, as the case may be, shall allow the other Parties to take possession of such books and records.

(b)                                 Except in connection with an audit resolved pursuant to Section 5.7(c) (including consistent correlative adjustments to Tax Returns for non-audited taxable periods), no Party may amend a Tax Return filed by any Party with respect to the Company or file or amend any Tax election of the Company, in each case, for a taxable period beginning prior to the Closing Date, without the consent of the other Parties hereto, not to be unreasonably withheld or delayed.  The Buyer shall, upon request by Stockholder Representative and at the sole expense of the Company Stockholders, cooperate in the preparation of and submission to the proper taxing authority of any such amended Tax Return which is required to cause such Tax Return to be consistent with adjustments to the Tax Returns of the Company for any other taxable period proposed by any taxing authority, or to give effect to an allowable loss carryback or carryover from a taxable period of the Company ending on or before the Closing Date.

(c)                                  Any Party who receives any notice of a pending or threatened Tax audit, assessment, or adjustment relating to the Company, or the Company Stockholders with respect to the Company, which may give rise to liability of another Party hereto, shall promptly notify the Buyer and the Company Stockholders within ten (10) business days of the receipt of such notice.  The Parties each agree to consult with and to keep the other Parties hereto informed on a regular basis regarding the status of any Tax audit or proceeding to the extent that such audit or proceeding could affect a liability of such other Parties (including indemnity obligations hereunder).  The Stockholder Representative shall have the right to represent the Company’s interests in any Tax audit or administrative or judicial proceeding and to employ counsel of the Stockholder Representative’s choice, but reasonably satisfactory to the Buyer, at their expense, but only to the extent such audit or other proceeding pertains to taxable periods ending on or before the Closing Date.  The Buyer shall have the right to participate in such proceeding at its own expense, and shall be entitled to control the disposition of any issue involved in such proceeding which does not affect a potential liability of the Company Stockholders.  The Buyer and the Company Stockholders (through the Stockholder Representative) shall be entitled to represent their own interests in light of their responsibilities (including indemnity obligations) for the related Taxes, at their own expense, in any audit or administrative or judicial proceedings involving a taxable period that includes but does not end on the Closing Date.  Notwithstanding the foregoing, the Stockholder Representative shall not agree to any settlement for any taxable period that would effect Tax liabilities of the Buyer or the Company for any taxable period beginning on or after the Closing Date without prior written consent of the Buyer.

(d)                                 The Buyer and the Company Stockholders shall jointly make a timely election provided for by Section 338(h)(10) of the Code and Section 1.338(h)(10) of the Treasury regulations (and any comparable election under state or local laws) (collectively, the “Election”) with respect to the acquisition of the Company Stock.  The Purchase Price shall be allocated among the assets of the Company for purposes of completing all forms of any nature necessary to effectuate the Election (including, but not limited to, Internal Revenue Service Form 8023, Corporate Qualified Stock Purchase, Form 8883 (Asset Allocation Statement) and any similar forms under applicable state or local law) (the “Section 338 Forms”) in accordance with applicable U.S. Treasury regulations.  Such allocation shall be agreed upon by the Buyer and the Stockholder Representative as of the Closing Date and shall be set forth on Exhibit D attached hereto and made a part hereof.  Based on such allocation, the Buyer and the Stockholder Representative shall jointly prepare the Section 338 Forms and the Buyer and the Company shall execute and deliver the Section 338 Forms to one another for filing.  The Company and the Buyer shall duly and timely file the Section 338 Forms in accordance with applicable tax laws and in accordance with this Agreement.  The Company and the Buyer shall report the acquisition by the Buyer of the Company Stock pursuant to this Agreement consistent with the Elections and shall take no position contrary thereto or inconsistent therewith in any Tax Return, any discussion with or proceeding before any taxing authority, or otherwise.  The Buyer agrees to provide the Stockholder Representative within thirty (30) days of the Closing Date written instructions in accordance with applicable law as to what is necessary to file a timely, valid Election.  The Company Stockholders and the Company Representative agree to comply with such reasonable instructions.

In the event the parties are unable to agree as to the allocations referred to above, the parties shall appoint an independent accountant to resolve such dispute whose costs shall be borne equally by such parties.

(e)                                  The Buyer and the Company Stockholders further agree, upon request, to use their reasonable efforts (without expense to the Company Stockholders) to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, without limitation, with respect to the transactions contemplated hereby).

(f)                                    The Buyer shall pay the Company Stockholders as additional consideration an amount equal to fifty percent (50%) of the additional state and federal taxes incurred directly by the Company Stockholders solely from the Election, up to an aggregate payment amount of Five Hundred Thousand Dollars ($500,000) (the “Tax Amount”).  Such amount shall be calculated by the Stockholder Representative and submitted to the Buyer for its approval along with supporting work papers.  Such approval shall not be unreasonably withheld.  The Tax Amount shall be allocated pro rata among the Company Stockholders in accordance with their ownership interest of the Company Stock.  If the Parties are unable to agree as to the Tax Amount, such dispute shall be resolved by an independent accountant chosen by the Parties whose costs shall be borne equally by the Parties.

(g)                                 The Buyer covenants that it will not and will not cause or permit the Company or any Affiliate of the Buyer to (i) take any action on the Closing Date other than in the Ordinary Course of Business, including, without limitation, the distribution of any dividend or the effectuation of any redemption which would result in any tax liability to the Company Stockholders, or (ii) make any election or deemed election under Section 338 of the Code on the Closing Date other then the Election or amend any Tax Return of the Company on the Closing Date.

5.8                                 Director and Officer Indemnification.

(a)                                  The Buyer agrees that it shall cause, for a period of six (6) years after the Closing, all rights to indemnification existing immediately prior to the Closing in favor of the current directors (both in their capacity as directors and officers of the Company) of the Company at or prior to the Closing and the officers of the Company listed in Section 5.8(a) of the Disclosure Letter (“Indemnified Employees”) as provided for in the Company’s Bylaws as of the date hereof to continue (without amendment or modification in any way unless required by law or regulation) in full force.  Subject to the foregoing, the Buyer may, from and after the Closing, cause the Company to merge, dissolve or reorganize.

(b)                                 For a period of four (4) years after the Closing, the Buyer shall maintain or cause the Company to maintain directors and officers liability insurance with coverage in respect of periods prior to the Closing in amount and scope substantially identical to that provided to the Company under its policy no. 14-MGU-04-A3663 with MAG Mutual Insurance Agency, LLC.

(c)                                  This Section 5.8 shall be binding on all successors and assigns of the Company and the Buyer.  In the event that the Buyer or the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such successors and assigns shall assume all obligations set forth in this Section 5.8.  The provisions of this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Employee, his or her heirs, or his or her representatives or assigns.

5.9                                 Excluded Assets.  The Buyer, the Company and the Company Stockholders acknowledge and agree that the assets set forth in Section 5.9 of the Disclosure Letter may be transferred by the Company to Francisco Garcia at or prior to the Closing.

5.10                           Books and Records.  Each Party agrees that it will reasonably cooperate with and make available (or cause to be made available) to the other Party, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained, remaining in existence or continuing to be employed after the Closing Date which are necessary or useful in connection with any Tax inquiry, audit, or dispute, any litigation or investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose (a “Permitted Use”).  The Party requesting any such books and records, information or employees shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such books and records, information or employees.  All information received pursuant to this Section 5.10 shall be kept confidential pursuant to Section 9.1 (which shall continue to apply to this extent following the Closing Date) by the Party receiving it, except to the extent that disclosure is reasonably necessary in connection with any Permitted Use.

5.11                           Employees.  The Buyer’s present intention is to retain the Company’s employees at positions and salaries substantially commensurate with their current positions, and to retain the Company’s current level of benefits without making any material adverse change thereto.  The Buyer shall use commercially reasonable efforts to provide employees with credit for past service with the Company with respect to any new or amended benefits.

5.12                           Further Assurances. Each of the Parties will, upon request of the other, from time to time after the Closing, execute and deliver and use their commercially reasonable best efforts to cause other persons to execute and deliver, all such further documents and instruments and will do or use its commercially reasonable best efforts to cause or be done such other acts as a Party may reasonably request more completely to consummate and make effective the transactions contemplated by this Agreement.

ARTICLE VI
CONDITIONS TO CONSUMMATION OF TRANSACTION

6.1                                 Conditions to Obligations of the Buyer.  The obligations of the Buyer to consummate the transactions contemplated under this Agreement are subject to the delivery by the Company, the Company Stockholders and the Key Employees, as the case may be, of the following:

(a)                                  Employment Agreements. The Company’s Chief Executive Officer and Chief Operating Officer shall each execute the Employment Agreements in substantially the same forms attached hereto as Exhibit B.

(b)                                 Escrow Agreement.  The Escrow Agent and the Company Stockholders will execute the Escrow Agreement contemplated by Article VIII in the form attached hereto as Exhibit E (the “Escrow Agreement”).

(c)                                  Retention Agreements.  The Company and each of the Key Employees shall have executed and delivered the Retention Agreement in the form attached hereto as Exhibit F (the “Retention Agreement”).

(d)                                 Mutual Release.  The Company Stockholders and the Company shall execute and deliver the mutual release attached hereto as Exhibit G.

(e)                                  Delivery of Closing Balance Sheet.  The Buyer shall have received the Estimated Closing Balance Sheet pursuant to Section 2.4 herein.

(f)                                    Opinion of Counsel.  The Buyer shall have received from Holland & Knight, LLP, as legal counsel to the Company and the Company Stockholders, an opinion substantially in the form attached hereto as Exhibit H and dated as of the Closing Date.

(g)                                 Charter Documents.  The Company Stockholders and the Company shall have delivered to the Buyer (i) true, complete and correct copies of the Certificate of Incorporation of the Company as currently in effect, certified by an appropriate authority in the state of its incorporation and (ii) copies of the Bylaws of the Company certified by the Secretary of the Company, and such documents shall be in form and substance reasonably acceptable to the Buyer and its counsel.

(h)                                 Landlord Consents.  The Company shall have delivered any notices and obtained all consents required pursuant to any Lease to which the Company is a party.  The Company shall have provided the Buyer with copies of such notices and written consents executed by the landlords requiring such notices and consents.

(i)                                     Government Consents.  Prior to Closing the Company shall have delivered any notices and obtained all consents required as a result of this transaction under any Government Contracts to which the Company is a party or required by any Governmental Entity.  The Company shall have provided the Buyer with copies of such notices and written consents executed by the Parties requiring such notices and consents.

(j)                                     Material Contracts.  Prior to Closing the Company shall have delivered any notices and obtained all consents required pursuant to any Material Contracts to which the Company is a party.  The Company shall have provided the Buyer with copies of such notices and written consents executed by the parties requiring such notices and consents.

(k)                                  Cross Receipt.  Upon payment of the Closing Payment, each Company Stockholder shall have delivered an executed cross-receipt, in a form reasonably satisfactory to the Buyer and the Company (the “Cross-Receipt”).

(l)                                     Flow of Funds Memorandum.  The Company and the Company Stockholders shall have executed and delivered the flow of funds memorandum, in substantially the form set forth as Exhibit J (the “Flow of Funds Memorandum”).

(m)                               Payments Under Retention Agreements.  Pursuant to the terms of the Retention Agreements, the Company shall pay each Key Employee actively employed by the Company as of the date hereof, the amount in cash appearing next to such Key Employee’s name on Exhibit I attached hereto (a “Initial Key Employee Bonus Payment” and collectively, the “Initial Key Employee Bonus Payments”); provided, however, in no event shall the aggregate amount of the Initial Key Employee Payments exceed One Million Dollars ($1,000,000).

6.2                                 Conditions to Obligations of the Company.  The obligations of the Company and the Company Stockholders to consummate the transactions contemplated under this Agreement are subject to the satisfaction by the Buyer of the following:

(a)                                  Employment Agreements.  The Buyer shall have executed and delivered the Employment Agreements.

(b)                                 Escrow Agreement.  The Buyer shall have executed and delivered to the Company Stockholders the Escrow Agreement.

(c)                                  Cross Receipt.  Upon delivery of the Stock Certificates, by the Company Stockholders, the Buyer shall have delivered an executed the Cross Receipt.

(d)                                 Payments Under Retention Agreements.  Pursuant to the terms of the Retention Agreements, the Company shall have paid the Initial Key Employee Bonus Payments.

(e)                                  Flow of Funds Memorandum.  The Buyer shall have executed and delivered the Flow of Funds Memorandum.

6.3                                 Certain Obligations.  The Company and the Buyer shall obtain the full release of any personal guaranty provided by any Company Stockholder for the Company obligation’s set forth on Section 6.3 of the Disclosure Letter.  In the event such release is not obtained as of Closing, the Buyer and the Company agree to indemnify and hold harmless each Company Stockholder from any liabilities, court costs and reasonable attorneys’ fees arising out of his or her personal guaranty.

ARTICLE VII
AMENDMENT

The Parties may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the Parties; provided that an amendment shall not (i) alter or change the amount or kind of consideration to be received in exchange for the Company Stock; (ii) alter or change any term of the Charter Documents; or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holders of Company Stock.

ARTICLE VIII
ESCROW AND INDEMNIFICATION

8.1                                 Indemnification.

(a)                                  Each of the Company Stockholders, severally up to his or her respective Percentage Interest and not jointly, shall indemnify and hold harmless the Buyer and its respective officers, directors, agents and employees, and each Person, if any, who controls or may control the Buyer within the meaning of the Securities Act (hereinafter referred individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, causes of action, including, without limitation reasonable legal fees, provided that individual claims for damages or losses must equal or exceed $25,000, net of (i) the Deductible Amount, (ii) any recoveries under existing insurance policies, (iii) tax benefit received by the Buyer as a result of such damages, (iv) indemnities from third parties or in the case of third party claims, by any amount actually recovered by the Buyer pursuant to counterclaims made by any of them directly relating to the facts giving rise to such third party claims (collectively, “Damages”) arising out of (y) any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants and agreements given or made by the Company or any Company Stockholder in this Agreement, the Disclosure Letter or any Exhibit to this Agreement, and (z) claims associated with the Identified Contracts (as defined below) and the Special Contract, as

(defined below).  The Buyer shall act in good faith and in a commercially reasonable manner to mitigate any Damages the Buyer or any Indemnified Person may suffer.

(b)                                 Nothing in this Agreement shall limit the liability of the Company or any Company Stockholder for any breach of any representation, warranty or covenant if the transaction does not close.

(c)                                  The Buyer shall indemnify, defend, save and hold the Company and the Company Stockholders (collectively, “Seller Indemnitees”) harmless from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, causes of action, including, without limitation reasonable legal fees asserted against, imposed upon, resulting to, required to be paid by, or incurred by any Seller Indemnitees, directly or indirectly, in connection with, arising out of, which could result in, or which would not have occurred but for:

(i)                                     the Buyer’s material breach of any representation or warranty contained in this Agreement and any exhibits or schedules hereto, or in any certificate or document delivered by the Buyer to the Company and the Company Stockholders; or

(ii)                                  the Buyer’s breach or nonfulfillment of any covenant or agreement, other than the covenants set forth in Section 5.11, made by the Buyer in or pursuant to this Agreement.

8.2                                 Escrow Fund.  (a) Upon Closing, the Escrow Amount shall be deposited with the institution identified in the Escrow Agreement (the “Escrow Fund”), and a Person selected by the Buyer with the reasonable consent of the Company shall serve as Escrow Agent (the “Escrow Agent”).  The Escrow Fund shall be governed by the terms set forth herein and in the Escrow Agreement.  The Escrow Fund shall be subject to reduction to satisfy the obligations of the Company and the Company Stockholders under this Article VIII.  Notwithstanding the provisions of this Section 8.2, no Party may receive any payment from the Escrow Fund except as provided in Section 8.5.

(b)                                 The Escrow Fund shall be divided into three sub-escrow accounts as follows:

(i)                                     Three Million, Five Hundred Thousand Dollars ($3,500,000) shall be placed in a general escrow and shall be used for satisfaction of claims for indemnity of the Buyer for Damages arising under this Agreement other than for those set forth in Sections 8.2(b)(ii) and (iii) (the “General Escrow”).

(ii)                                  One Million, Seven-Hundred Fifty Thousand Dollars ($1,750,000) shall be placed in an escrow sub-account (the “Contracts Escrow”) and upon each Succession Event (as described below) relating to any of the contracts identified (“Identified Contracts”) in Section 8.2 of the Disclosure Letter, that portion of the Contracts Escrow identified in Section

8.2 of the Disclosure Letter with respect to such contract, plus any interest or gains accrued with respect to that amount being released, shall be released to the Company Stockholders.

(A)                              Pursuant to each of the Identified Contracts, a portion of the Company’s business under such Identified Contracts may be renewed, extended or awarded to the Company (the “Recompete Work”) beyond the current expiration dates of the Identified Contracts or the Company may be awarded a prime contract, a task order or a subcontract that includes the provision of services or products similar to the services performed or products delivered prior to the Closing Date under an Identified Contract and at substantially similar or greater funding levels and at substantially similar levels of effort as were in effect as of the Closing Date (together with the Recompete Work, a “Succession Event”). Under each of the OSSS Subcontract and the MCOM Subcontract, a Succession Event includes the exercise of the one year renewal option previously proposed by the Company, and under the ESTA contract, a Succession Event includes contracting for services at levels of 75% or greater of the services revenues level received to date under that contract for fiscal year 2004.

(B)                                If prior to December 31, 2005, the Company, its successor, the Buyer or any Affiliate of the Buyer (collectively, the “Company Group”), receives any Recompete Work or another Succession Event occurs, then the Buyer and the Stockholder Representative, within ten (10) days of the Succession Event, shall sign a Joint Written Direction (as defined below), instructing the Escrow Agent to release that portion of the Contracts Escrow corresponding to the Identified Contract as set forth in Section 8.2 of the Disclosure Letter, plus any interest or gains accrued with respect to the amount being released.

(C)                                In connection with the Recompete Work, Buyer and its successors or Affiliates shall use commercially reasonable efforts, and cause the Company to use commercially reasonable efforts, to obtain the Recompete Work, which efforts shall include: (i) maintaining good relations with the Governmental Authority with respect to the Identified Contracts; (ii) submitting a responsive and responsible proposal for the Recompete Work; and (iii) assigning resources (including employees) consistent with the level of effort on the current Identified Contracts.  Upon the reasonable request from the Stockholder Representative, the Company Group shall discuss the status of the Recompete Work and related business and activities, unless such information is confidential or otherwise subject to restrictions or limitations on disclosure (but in no event shall the Buyer be excluded from such discussions).  At all times prior to December 31, 2005, Buyer and its successors or Affiliates shall use commercially reasonable efforts, and cause the Company Group to use commercially reasonable efforts, to obtain and perform the work under the Identified Contracts.

(D)                               Any amounts released to the Company Stockholders from Contracts Escrow shall be paid to each of the Company Stockholders in accordance with his or her respective Percentage Interests.  If the Contracts Escrow is not paid when due to the Company Stockholders pursuant to this Section 8.2(b)(ii), interest shall accrue on any unpaid amount at the rate of prime plus 1% per annum commencing on the date that payment is due.

(E)                                 In the event there are any funds remaining in the Contracts Escrow on December 31, 2005, because a Succession Event has not occurred with respect to one or more of the Identified Contracts, (and there is no Contracts Escrow Claim Notice, joint directive or dispute pending with respect to such funds), then the Buyer and the Stockholder Representative shall sign a Joint Written Direction (as defined below) instructing the Escrow Agent to release such funds remaining in the Contracts Escrow to the Buyer.  Notwithstanding the foregoing, in the event of a dispute as to whether a Succession Event has occurred, then such dispute shall be settled in accordance with Section 8.6(b), and the funds in the Contracts Escrow that relate to the Succession Event shall remain in escrow and not be released to any Party until resolution of the dispute.

(iii)                               The Company has made a request for equitable adjustment (the “Request”) under the OSSS Subcontract between Harris Corporation (“Harris”) and the Company (the “Special Contract”) for the increase in costs as a result of the Collective Bargaining Agreement and Wage Determination in part for the years 2002, 2003, 2004 and that portion of 2005 through May 23, 2005 (which period of costs shall be termed the “Equitable Adjustment”). Seven-Hundred Fifty Thousand Dollars ($750,000) shall be placed in an escrow sub-account (the “Special Contract Escrow”) and shall be to compensate the Buyer for Covered Losses (as defined below) in the event the Equitable Adjustment is not approved in an amount greater than or equal to the Equity Adjustment Threshold.  In connection with the Special Contract, the Buyer and its successors or Affiliates shall use commercially reasonable efforts and cause the Company to use commercially reasonable efforts to resolve any issues raised by the contracting officer and to obtain approval of the Equitable Adjustment.

(iv)                              The Escrow Fund shall not be the sole and exclusive remedy to compensate the Buyer pursuant to the indemnification obligations of the Company Stockholders set forth in Section 8.1(a) provided; however, that the Buyer agrees in all instances to seek recovery from the Escrow Fund, and only if the Escrow Fund is insufficient to cover such claim will the Buyer proceed against the Company Stockholders, and then only to the extent of the insufficiency, and within the limitations of this Agreement, and further provided that the Company Stockholders’ liability shall be limited to Eight Million Seven Hundred Fifty Thousand ($8,750,000).  The total amount payable by the Company Stockholders in the case of any claims arising hereunder based on fraud shall not be subject to any limitation on liability.

8.3                                 Definitions.

(a)                                  “Claim” shall mean, with respect to the General Escrow, a claim for indemnification by the Buyer hereunder; with respect to the Contracts Escrow, a claim by the Indemnitor Representative (defined in Section 8.5 below) that a Succession Event has occurred, indicating the percentage of funds in the Contracts Escrow that are to be released upon the specific Succession Event in accordance with Section 8.2 of the Disclosure Letter; or with respect to the Special Contract Escrow, a claim for Covered Losses.

(b)                                 “Contracts Escrow Claim Notice” shall mean with respect to the Contracts Escrow, a written notification, signed by the Indemnitor Representative that a Succession Event has occurred, identifying with specificity the Succession Event, the Identified Contract involved with the Succession Event, and the Estimated Claim Amount (i.e., the percentage of funds in the Contract Escrow that are to be released upon the specific Succession Event in such notice), and such other information as required by the Escrow Agreement.

(c)                                  “Covered Losses” shall mean any non-reimbursed or non-reimbursable costs or penalties and/or lost profits, which are known or are knowable and quantifiable, resulting from the failure of the Equitable Adjustment to be approved in whole or in part, but shall not include the failure of a Succession Event for the Special Contract which shall be covered by the Contracts Escrow or any difference between the Equitable Adjustment and the Reduced Equitable Adjustment.

(d)                                 “Equitable Adjustment Threshold” shall mean an amount equal to the lesser of (i) the amount requested under the Equitable Adjustment less $50,000, (ii) the amount of a Reduced Equitable Adjustment or (iii) any amount reasonably satisfactory to the Buyer.

(e)                                  “General Escrow Claim Notice” shall mean with respect to the General Escrow, a written notification, signed by the Indemnitee Representative, which shall specify the obligation, representation or agreement herein with respect to which a Claim for Damages is being made, that the Claim is made against the General Escrow, the facts giving rise to and the alleged basis for such Claim, the estimated Damages of such Claim, the information set forth in Section 8.5(b) and such other information as required by the Escrow Agreement.

(f)                                    “Reduced Equitable Adjustment” shall mean an amount under the Request agreed to by the Buyer.

(g)                                 “Special Contract Escrow Claim Notice” shall mean with respect to the Special Contract Escrow, a written notification, signed by the Indemnitee Representative, which specify the Covered Losses.

8.4                                 Escrow Period.  The “Escrow Period” shall terminate (a) with respect to the General Escrow (the “General Escrow Period”) upon the close of business on the earlier of (i) the delivery to the Buyer of the signed report of PricewaterhouseCoopers LLP on the Buyer’s financial statements for the year ending December 31, 2004 and (ii) March 31, 2005, (b) with respect to the Contracts Escrow (the “Contracts Escrow Period”) on December 31, 2005, and (c) with respect to the Special Contract Escrow, the earlier of (i) the receipt of approval of the Equitable Adjustment in an amount greater than or equal to the Equitable Adjustment Threshold or (ii) December 31, 2005 (the “Special Contracts Escrow Period”).  Any Escrow Funds remaining in the General Escrow at the end of the General Escrow Period and not subject to a

General Escrow Claim Notice shall be distributed 100% to the Company Stockholders in accordance with their Percentage Interest.  Any Escrow Funds remaining in the Contracts Escrow and not subject to a Contracts Escrow Claim Notice shall be distributed 100% to the Buyer.  Any Escrow Funds remaining in the Special Contract Escrow at the end of the Special Contract Escrow Period and not subject to a Special Contract Claim Notice shall be distributed 100% to the Company Stockholders in accordance with their Percentage Interest.  Any such retained portion of the Escrow Funds shall be retained only until Claims for indemnification pursuant to which such portion is being retained is settled or finally determined between the Buyer and the Company Stockholders in accordance with Section 8.6 below.

8.5                                 Claims Upon Escrow Fund.

(a)                                  The Buyer and the Company Stockholders shall each designate in the Escrow Agreement a person to act as their respective representative under this Article VIII and the Escrow Agreement, such representative with respect to the Buyer, the “Indemnitee Representative” and with respect to the Company Stockholders, the “Indemnitor Representative”.

(b)                                 In order to make a Claim upon the General Escrow, the Indemnitee Representative shall on or before the last day of the General Escrow Period deliver to the Escrow Agent, with a copy to the Indemnitor Representative, a General Escrow Claim Notice:

(i)                                     stating that with respect to the indemnification obligations of the Company Stockholders under this Agreement, Damages exist in an aggregate amount greater than Two Hundred Fifty Thousand Dollars ($250,000) (the “Deductible Amount”) (which aggregate amount cannot include any individual Damage items less than Twenty Five Thousand Dollars ($25,000)); and

(ii)                                  specifying that the Claim relates to the General Escrow and specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, the nature of the misrepresentation, breach of warranty or claim to which such item is related.

(c)                                  In order to make a Claim upon the Contracts Escrow, the Indemnitor Representative shall on or before the last day of the Contracts Escrow Period deliver to the Escrow Agent, with a copy to the Indemnitee Representative, a Contracts Escrow Claim Notice.

(d)                                 In order to make a Claim upon the Special Contract Escrow, the Indemnitee Representative shall on or before the last day of the Special Contract Escrow Period delivery to the Escrow Agent, with a copy to the Indemnitor Representative, a Special Contract Claim Notice.

(e)                                  The Indemnitor Representative shall have thirty (30) days to respond to any General Escrow Claim Notice.  If the Indemnitor Representative does not dispute the General

Escrow Claim Notice, the Indemnitee Representative and the Indemnitor Representative shall execute written authorization to the Escrow Agent (a “Joint Written Direction”) authorizing the Escrow Agent to deliver to the Buyer out of the General Escrow, as promptly as practicable, a cash amount equal to such Damages with respect to the indemnification obligations of the Company Stockholders set forth in Section 8.1.

(f)                                    The Indemnitee Representative shall have thirty (30) days to respond to any Contracts Escrow Claim Notice.  If the Indemnitee Representative does not dispute the Contracts Escrow Claim Notice, the Indemnitee Representative and the Indemnitor Representative shall sign a Joint Written Direction authorizing the Escrow Agent to deliver to the Company Stockholders out of the Contracts Escrow, as promptly as practicable, a cash amount equal to such Claim, in accordance with their Percentage Interests.

(g)                                 The Indemnitor Representative shall have thirty (30) days to respond to any Special Contract Claim Notice.  If the Indemnitor Representative does not dispute the Special Contract Claim Notice, the Indemnitor Representative and the Indemnitee Representative shall sign a Joint Written Direction authorizing the Escrow Agent to deliver to the Company Stockholders out of the Special Contract Escrow, as promptly as practicable a cash amount equal to such Claim.  Upon the Buyer’s receipt of approval of the Equitable Adjustment in an amount greater than or equal to the Equitable Adjustment Threshold, the Indemnitor Representative and the Indemnitee Representative shall sign a Joint Written Direction authorizing the Escrow Agent to deliver to the Company Stockholders in accordance with their Percentage Interests out of the Special Contract Escrow all funds remaining therein.

8.6                                 Resolutions of Conflicts and Arbitration.

(a)                                  The Indemnitor Representative shall provide written notice to the Indemnitee Representative in case the Indemnitor Representative shall object to any General Escrow Claim Notice (a “General Escrow Claim Response”).  The Indemnitee Representative shall have thirty (30) days from receipt of a General Escrow Claim Response to respond in a written statement to the objection of the Indemnitor Representative.  If after such thirty (30) day period there remains a dispute as to any Claims, the Indemnitor Representative and the Indemnitee Representative shall attempt in good faith for twenty (20) days thereafter to agree upon the rights of the respective parties with respect to each of such claims.  If the Indemnitor Representative and the Indemnitee Representative should so agree, they shall each execute a Joint Written Direction and deliver it to the Escrow Agent.

(b)                                 The Indemnitee Representative shall provide written notice to the Indemnitor Representative in case the Indemnitee Representative shall object to any Contracts Escrow Claim Notice (a “Contracts Escrow Claim Response”).  The Indemnitor Representative shall have thirty (30) days from receipt of a Contracts Escrow Claim Response to respond in a written statement to the objection of the Indemnitee Representative.  If after such thirty (30) day period there remains a dispute as to any Claims, the Indemnitee Representative and the Indemnitor Representative shall attempt in good faith for twenty (20) days thereafter to agree upon the rights of the respective parties with respect to each of such claims.  If the Indemnitor Representative and the Indemnitee Representative should so agree, they shall each execute a Joint Written Direction and deliver it to the Escrow Agent.

(c)                                  The Indemnitor Representative shall provide written notice to the Indemnitee Representative in case the Indemnitor Representative shall object to any Special Contract Escrow Claim Notice (a “Special Contract Escrow Claim Response”).  The Indemnitee Representative shall have thirty (30) days from receipt of a Special Contract Escrow Claim Response to respond in a written statement to the objection of the Indemnitor Representative.  If after such thirty (30) day period there remains a dispute as to any Claims, the Indemnitor Representative and the Indemnitee Representative shall attempt in good faith for twenty (20) days thereafter to agree upon the rights of the respective parties with respect to each of such Claims.  If the Indemnitor Representative and the Indemnitee Representative should so agree, they shall each execute a Joint Written Direction and deliver it to the Escrow Agent.

(d)                                 If no such agreement can be reached after good faith negotiation under Sections 8.6(a), (b) or (c), either the Indemnitee Representative or the Indemnitor Representative may, by written notice to the other, demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both Parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by one arbitrator.  Within fifteen (15) days after such written notice is sent, the Indemnitee Representative and the Indemnitor Representative shall each select one arbitrator, and the two arbitrators so selected shall select the third arbitrator to conduct the arbitration.  The arbitrators selected must be independent arbitrators with experience in the area of the Company’s business.  The decision of the arbitrator as to the validity and amount of any claim in such Claim Notice shall be binding and conclusive upon the Parties to this Agreement.  The Indemnitee Representative and the Indemnitor Representative shall deliver a copy of the arbitrator’s decision and a Joint Written Direction to the Escrow Agent authorizing the Escrow Agent to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith.

(e)                                  Arbitration shall be held in Fairfax County, Virginia under the commercial rules then in effect of the American Arbitration Association or any other means mutually agreeable to the Parties.  The non-prevailing Party to an arbitration shall pay its own expenses, the fees of the arbitrator, the administrative fee of the American Arbitration Association (or such other applicable administrative fee), and the expenses, including without limitation attorneys’ fees and costs, reasonably incurred by the other party to the arbitration.

(f)                                    Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.

8.7                                 Third-Party Claims.

(a)                                  If any claim is instituted by or against a third party with respect to which any Indemnified Person or Seller Indemnitee (an “Indemnified Party”) intends to claim any Damages (a “Third Party Claim”), pursuant to this Article VIII, such Indemnified Party shall promptly notify the Party or Parties from whom indemnification is being claimed (the “Indemnifying Party”) of such claim and, in any event, within fifteen (15) days after receipt by such Indemnified Party of written notice of such Third-Party Claim.  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten (10) days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claims.  The notice provided by the Indemnified Party to the Indemnifying Party shall describe the Third Party Claim (the “Asserted Liability”) in reasonable detail and shall indicate the amount (estimated, if necessary, and to the extent feasible) of the Damages that have been or may be suffered by the Indemnified Party.  The failure of an Indemnified Party to give any notice required by this Section 8.7(a) shall not affect any of such Party’s rights under this Article VIII or otherwise except and to the extent that such failure is prejudicial to the rights or obligations of the Indemnifying Party.

(b)                                 The Indemnifying Party may elect to defend, at its own expense and with its own counsel reasonably satisfactory to the Indemnified Party, any Asserted Liability, unless the Asserted Liability is one in which: (i) the Third Party asserting the claim is a current, ongoing customer of the Company or the Buyer; (ii) an adverse judgment with respect to the Asserted Liability will establish a precedent materially adverse to the continuing business interests of the Indemnified Party; or (iii) there is a conflict of interest between the Indemnified Party and the Indemnifying Party in the conduct of such defense.  If the Indemnifying Party elects to defend the Asserted Liability, the Indemnified Party shall cooperate, at the expense of the Indemnifying Party, in the defense of such Asserted Liability and the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge such Third Party Claim.

(c)                                  In any case in which the Indemnified Party retains the defense of the Asserted Liability, the Indemnifying Party may participate in the defense of the Asserted Liability, and neither party shall admit any liability with respect to, or settle, compromise or discharge such Third Party Claim without the other party’s prior written consent, (which consent shall not be unreasonably withheld or delayed).

(d)                                 If the Indemnifying Party chooses to defend or participate in the defense of any Asserted Liability as provided hereunder, the Indemnified Party shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense and shall otherwise cooperate in the defense of such Asserted Liability.

(e)                                  The Indemnified Party may pay, compromise or defend any Asserted Liability in which the Indemnifying Party does not assume or participate in the defense, at the sole cost and expense of the Indemnifying Party if, and to the extent, the Indemnifying Party is determined to be liable for indemnification to the Indemnified Party under this Agreement.

8.8                                 Limitation.  Any indemnification obligations of the Company Stockholders shall be satisfied from any amounts held by the Escrow Agent under the Escrow Agreement prior to Buyer exercising any other remedy, action, claim or offset.  No claims for Damages under the General Escrow shall be made until Damages exceed $250,000 and then only to the extent of the amount in excess of $250,000.  No individual claim for Damages under the General Escrow will be made unless the Damages equal or exceed $25,000.

8.9                                 Broker’s Fees.

(a)                                  The Company Stockholders, severally in accordance with their respective Percentage Interests, will indemnify and hold Buyer harmless from any payment alleged to be due for any brokerage or finder’s fee or agent’s commission or other payment in connection with this Agreement to be due by or through the Company or any Company Stockholder as a result of the action of the Company or any Company Stockholder or their officers, employees or agents.

(b)                                 The Buyer will indemnify and hold the Company Stockholders harmless from any payment alleged to be due for any brokerage or finder’s fee or agent’s commission or other payment in connection with this Agreement to be due by or through the Buyer as a result of the action of the Buyer or its officers, employees or agents.

8.10                           Subrogation.  Upon making an indemnity payment pursuant to this Agreement, the Indemnifying Party will, with the prior written consent of the Indemnified Party, such consent not to be unreasonably withheld, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the damages to which the payment related.  Without limiting the generality of any other provision hereof and subject to the foregoing sentence, each such Indemnified Party and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation rights.

8.11                           No Double Recovery; Use of Insurance.  Notwithstanding anything herein to the contrary, no Party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such Party or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement, the Exhibits or Disclosure Letter attached hereto, or any document executed in connection with this Agreement or otherwise.

8.12                           Treatment of Indemnity Payments Between the Parties.  Unless otherwise required by applicable law, all indemnification payments shall constitute adjustments to the Purchase Price for all Tax purposes, and no Party shall take any position inconsistent with such characterization.

ARTICLE IX
MISCELLANEOUS

9.1                                 Confidentiality, Press Releases and Announcements.  No Party hereto shall (or permit its Representatives (as defined below) to), directly or indirectly: (i) make any disclosure relating to any matter contemplated by this Agreement, except as required to receive required consents and approvals contemplated by this Agreement; (ii) disclose to any third party that discussions are taking place among the Parties regarding the transaction except as required to receive required consents and approvals contemplated by this Agreement; or (iii) disclose any information received from another Party or its Representatives (as defined below) in connection with the transaction, including without limitation, information received during a Party’s due diligence investigation (such party receiving such information, and its Representatives, the “Receiving Party” and such party disclosing such information, the “Disclosing Party”); except as required by law or judicial or administrative processes, including any reports required to be filed by the Buyer with the Securities and Exchange Commission.  Information will not be subject to the provisions of this Section 9.1 which (i) is or becomes publicly available other than as a result of a breach by the Receiving Party; (ii) is or becomes available on a non-confidential basis from a source which is not prohibited by contract or law from disclosing such information to the Receiving Party; or (iii) was known by the Receiving Party prior to the disclosure thereof by the Disclosing Party other than by means that would be a violation of this Section 9.1 had it been in effect at the time of disclosure.  The Parties agree that the terms of this Agreement are confidential and shall not be shared with or disclosed to any other Person other than the Parties’ respective Representatives who have agreed to maintain the confidentiality thereof.  As used herein, the term “Representatives” refers to each of the Buyer’s and the Company’s directors, officers, employees, affiliates, representatives, tax or financial advisors, attorneys or agents as so indicated.  The Parties acknowledge and agree that any breach of this Section 9.1 by a Party would cause irreparable harm to the other Parties hereto and that, in such event, such other Parties shall have the right, among other things, to preliminary and injunctive relief, in addition to any other relief to which such other Parties may be entitled.  In the event that the transaction is not consummated, the Receiving Party shall promptly return all such written information provided by the Disclosing Party or its Representatives and destroy any copies or notes derived therefrom.

No Party shall issue any press release or make any public disclosure relating to the subject matter of this Agreement without the prior written approval of the other Parties; provided, however, that any Party may make any public disclosure it believes in good faith is required by law or regulation (in which case the disclosing Party shall advise the other Parties and provide them with a copy of the proposed disclosure as reasonably in advance as possible prior to making the disclosure).

9.2                                 No Third-Party Beneficiaries.  This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

9.3                                 Entire Agreement.  This Agreement, the Disclosure Letter, the Exhibits, the documents and instruments and other agreements among the Parties referred to herein constitute the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, written or oral, with respect to the subject matter hereof.

9.4                                 Succession and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties.

9.5                                 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

9.6                                 Headings.  The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

9.7                                 Notices.  All notices, requests, demands, claims, and other communications hereunder shall be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly delivered two business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent via a reputable nationwide overnight courier service or sent via facsimile (with acknowledgment of complete transmission) with a confirmation copy by registered or certified mail, in each case to the intended recipient as set forth below:

If to the Company:

Integrated Information Technology Corporation

4725 S. Monaco Street

Suite 300

Denver, Colorado  80237

Copies to:

Holland & Knight LLP

2099 Pennsylvania Avenue, N.W.

Suite 100

Washington, D.C. 20006-6801

Attn: William J. Mutryn, Esq.

If to the Buyer:

PEC Solutions, Inc.
12730 Fair Lakes Circle
Fairfax, VA 22033
Attention: General Counsel

Copy to:

Piper Rudnick, LLP

1775 Wiehle Avenue, Suite 400

Reston, VA  20190-5159

Attn:  Nancy A. Spangler, Esq.

If to the Company Stockholders:

The Persons identified on Exhibit A

At the addresses appearing under such

Person’s name

Copies to:

William J. Mutryn, Esquire

Holland & Knight LLP

2099 Pennsylvania Avenue, N.W.

Suite 100

Washington, D.C. 20006-6801

Any Party may give any notice, request, demand, claim, or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, facsimile, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.  Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

9.8                                 Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the Commonwealth of Virginia.

9.9                                 Amendments and Waivers.  Except as otherwise provided herein, the Parties may mutually amend any provision of this Agreement at any time prior to Closing.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties.  No waiver by any Party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent default, misrepresentation, breach of such warranty or covenant.

9.10                           Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed, provided that this Agreement shall not then substantially deprive either Party of the bargained-for performance of the other Party.

9.11                           Expenses.  The legal and accounting obligations incurred to consummate the transaction on behalf of the Company shall be paid by the Company or the Company Stockholders as set forth in the Flow of Funds Memorandum.  The Company Stockholders (and not the Company) have and will pay the fees, expenses and disbursements of the Company and the Company Stockholders and each of their financial advisers, accountants and counsel incurred in connection with the subject matter of this Agreement as set forth in the Flow of Funds Memorandum.  The Buyer has and will pay the fees, expenses and disbursements of the Buyer and each of its agents, representatives, financial advisers, accountants and counsel incurred in connection with the subject matter of this Agreement.

9.12                           Exclusive Remedies.  The remedies provided for in this Agreement shall be the sole and exclusive remedies of the parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns for any breach of or inaccuracy in any representation, warranty or covenant contained in this Agreement or any document delivered at Closing; provided, however, that nothing herein is intended to waive any claims for fraud or willful misconduct or waive any equitable remedies to which a party may be entitled.

9.13                           Employment Agreements; Confidentiality Agreements.  The noncompetition and confidentiality provisions of each of the Employment Agreements and Confidentiality Agreements constitute a material part of the purchase and sale transaction contemplated by this Agreement and are supported by adequate consideration.  Notwithstanding the foregoing, and any other provisions of this Agreement to the contrary, the obligations of the individual parties under each such agreement shall not constitute an obligation of any other Party to this Agreement, and a breach of any such obligation shall not give rise to any claim for indemnification or recovery of Damages under this Agreement.

9.14                           Specific Performance; Remedies.  Each Party hereto acknowledges that the other Parties will be irreparably harmed and that there will be no adequate remedy at law for any violation by any of them of any of the covenants or agreements contained in this Agreement, including without limitation, the noncompetition provisions referenced in Section 9.13.  It is accordingly agreed that, in addition to any other remedies that may be available upon the breach of any such covenants or agreements, each Party hereto shall have the right to obtain injunctive relief to restrain a breach or threatened breach of, or otherwise to obtain specific performance of, the covenants and agreements contained in this Agreement.

9.15                           Construction.  The Parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.  Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

9.16                           Incorporation of Exhibits and Schedules.  The Exhibits and Disclosure Letter identified in this Agreement are incorporated herein by reference and made a part hereof.

9.17                           Survival of Representations, Warranties and Covenants.  The representations and warranties of the Parties hereto contained in this Agreement or in any exhibit, certificate, letter, or other writing delivered pursuant hereto or in connection herewith shall survive the Closing and will remain in effect until one year from the Closing, except (i) as to matters as to which a Party has delivered a General Escrow Claim Notice, a Contracts Escrow Claim Notice or a Special Contracts Claim Notice prior to the expiration of the Escrow Period, which matters shall survive the expiration of such Escrow Period until such claim for Damages is finally resolved and any obligations with respect thereto are fully satisfied in accordance with this Agreement; and (ii) for the representatives and warranties set forth in Sections 3.1 and 3.2 which will survive indefinitely and those set forth in Sections 3.26 and 3.29 which will survive until the expiration of the applicable statutes of limitations.  Except as otherwise provided herein, the covenants of the Parties will survive the Closing and expire in accordance with their terms or the applicable statutes of limitations, whichever is earlier.

9.18                           Stockholder Representative.

(a)                                  By the execution and delivery of this Agreement, including counterparts hereof, each Company Stockholder hereby irrevocably constitutes and appoints Francisco Garcia as the true and lawful agent and attorney-in-fact (the “Stockholder Representative”) of such Company Stockholder with full powers of substitution to act in the name, place and stead of such Company Stockholder with respect to the performance on behalf of such Company Stockholder under the terms and provisions of this Agreement, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on such Company Stockholder’s behalf, as the Stockholder Representative shall deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement, including:

(i)                                     to agree upon or compromise any matter related to the calculation of any adjustments to the Purchase Price pursuant to Section 2 or otherwise or other payments to be made;

(ii)                                  to act for the Company Stockholders with respect to all indemnification matters referred to in this Agreement, including the right to compromise on behalf of the Company Stockholders any indemnification claim made by or against the Company Stockholders;

(iii)                               to terminate, amend, or waive any provision of this Agreement; provided that any such action, if material to the rights and obligations of the Company Stockholders in the reasonable judgment of the Stockholder Representative, shall be taken in the same manner with respect to all Company Stockholders, unless otherwise agreed by each Company Stockholder who is subject to any disparate treatment of a potentially adverse nature;

(iv)                              to employ and obtain the advice of legal counsel, accountants and other professional advisors as the Stockholder Representative, in his sole discretion, deems necessary or advisable in the performance of his duties as the Stockholder Representative and to rely on their advice and counsel, and to pursue or defend any arbitration or litigation arising out of this Agreement;

(v)                                 to incur and pay out of the Purchase Price expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing;

(vi)                              to retain up to $100,000 of the Purchase Price as a reserve against the payment of expenses incurred in his capacity as Stockholder Representative with any remaining amount being returned to the Company Stockholders in accordance with their respective Percentage Interests;

(vii)                           to do or refrain from doing any further act or deed on behalf of the Company Stockholders which the Stockholder Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement as fully and completely as any of the Company Stockholders could do if personally present and acting;

(viii) to act for such Company Stockholders with respect to all post-Closing matters; and

(ix) to act for such Company Stockholders with respect to all matters regarding the Escrow Agreement.

(b)                                 The appointment of the Stockholder Representative shall be deemed coupled with an interest and shall be irrevocable, and any other person may conclusively and absolutely rely, without inquiry, upon any actions of the Stockholder Representative as the acts of the Company Stockholders in all matters referred to in this Agreement.  Each of the Company Stockholders hereby ratifies and confirms all that the Stockholder Representative shall do or cause to be done by virtue of such Stockholder Representative’s appointment as Stockholder Representative of such Company Stockholder.  The Stockholder Representative shall act for the Company Stockholders on all of the matters set forth in this Agreement in the manner the Stockholder Representative believes to be in the best interest of the Company Stockholders, but the Stockholder Representative shall not be responsible to any Company Stockholders for any loss or damage any Company Stockholders may suffer by reason of the performance by the Stockholder Representative of such Stockholder Representative’s duties under this Agreement, other than loss or damage arising from willful misconduct in the performance of such Stockholder Representative’s duties under this Agreement.

(c)                                  Each of the Company Stockholders hereby expressly acknowledges and agrees that the Stockholder Representative is authorized to act on behalf of such Company Stockholder notwithstanding any dispute or disagreement among the Company Stockholders, and that any person shall be entitled to rely on any and all action taken by the Stockholder Representative under this Agreement without liability to, or obligation to inquire of, any of the Company Stockholders.  If the Stockholder Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Stockholder Representative shall be the person which the Company Stockholders which held a majority of the Company Stock at Closing appoint; provided, however, that if for any reason no successor has been appointed within thirty (30) days, then any Company Stockholder shall have the right to petition a court of competent jurisdiction for appointment of a successor Stockholder Representative.  The Company Stockholders do hereby jointly and severally agree to indemnify and hold the Stockholder Representative harmless from and against any and all liability, loss, cost, damage or expense (including without limitation attorneys’ fees) reasonably incurred or suffered as a result of the performance of such Stockholder Representative’s duties under this Agreement except for any such liability arising out of the willful misconduct of the Stockholder Representative.

(d)                                 The amount of One Hundred Thousand Dollars ($100,000) of the Purchase Price which is to be disbursed at Closing to the Stockholder Representative shall be placed into an interest-bearing account (the “Disbursement Account”) and used by the Stockholder Representative to pay out-of-pocket expenses related or incident to his duties hereunder including, but not limited to, legal fees, accounting fees, out-of-pocket expenses, and liabilities or obligations of the Company Stockholders pursuant to this Agreement, the Escrow Agreement, or any of the other documents executed by all Company Stockholders at Closing.  These expenses, liabilities and obligations are hereafter collectively referred to as “Post-Closing Obligations.” Any and all distributions or payments from the Disbursement Account shall be made only by check executed by the Stockholder Representative.  The Stockholder Representative shall prepare and provide at any Company Stockholder’s request, but not more than quarterly, reports to the Company Stockholders which indicate and describe all disbursements from the Disbursement Account and anticipated disbursements and claims known by the Stockholder Representative relating to Post-Closing Obligations.

(e)                                  If the funds in the Disbursement Account are disbursed to the extent that remaining funds are less than Five Thousand Dollars ($5,000), the Stockholder Representative may request additional amounts from the Company Stockholders to pay present or future Post-Closing Obligations to be placed into the Disbursement Account in increments of at least Five Thousand Dollars ($5,000).  The Company Stockholders each agree to pay promptly to Stockholder Representative his Proportional Share of any further amounts requested for the Disbursement Account or any Post-Closing Obligations.  “Proportional Share” shall mean the total amount requested or otherwise required hereunder multiplied by the Percentage Interest of each Company Stockholder as listed on Exhibit A.  The Stockholder Representative shall notify each of the Company Stockholders of any additional amounts requested or required for the Disbursement Account or any Post-Closing Obligation and the amount to be paid by that Company Stockholder.  Payment of such amount shall be made, as directed in such notice, within ten (10) days of each Company Stockholder’s receipt thereof.  In the event that any Company Stockholder fails to pay his Proportionate Share within ten (10) days after receipt of Stockholder Representative’s notice (hereinafter, the “Defaulting Stockholder”), the Stockholder Representative shall have the right to seek payment of such amount from each Defaulting Stockholder and to also recover interest at the rate of seven percent (7%) per annum accruing from the date that payment was required and reasonable attorneys fees and costs incurred by Stockholder Representative in connection with the collection of unpaid amounts from a Defaulting Stockholder.  Further, the remaining Company Stockholders (or any one or more of them) may, at their discretion, pay the Defaulting Stockholder’s Proportionate Share and shall have the full right of contribution and indemnification to obtain repayment of amounts advanced plus interest at the rate of seven percent (7%) per annum and reasonable attorneys fees and costs from any Defaulting Stockholder.

(f)                                    If Buyer or an Indemnified Person for any reason pursues or asserts a cause of action or other claim against any one or more Company Stockholders for a Post-Closing Obligation for which the Company Stockholders are jointly and severally liable under this Agreement, and any such Company Stockholder pays funds to the Buyer or an Indemnified Person in excess of his Proportionate Share of such claim, each remaining Company Stockholder agrees to contribute his Proportionate Share of any fees, costs, expenses, judgments, or other liabilities (including reasonable attorney’s fees) arising out of the cause of action or other claim within ten (10) days of notice of a request for contribution.  Interest shall accrue on any amount not contributed by a Company Stockholder when required hereunder at the rate of seven percent (7%) per annum from the date that a contribution payment is due.  Any Company Stockholder who enforces such right of contribution may recover from a Defaulting Stockholder reasonable attorneys fees and costs related to such enforcement.

(g)                                 Each Company Stockholder agrees to indemnify and hold harmless each of the other Company Stockholders for any liability, damage, expense or loss (including reasonable attorneys’ fees and enforcement costs) which may arise as a result of the breach or default by such Company Stockholder of any provision of this Section 9.18.

(h)                                 The provisions of this Section 9.18 shall terminate at such time as all obligations or liabilities of the Company Stockholders under this Agreement, the Escrow Agreement and other documents executed by all Company Stockholders at Closing have been terminated, satisfied or resolved.  Upon the termination hereof, any amounts remaining in the Disbursement Account shall be disbursed to the Company Stockholders according to their Proportionate Interest.

[Signatures begin on following page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

BUYER:

By:	/s/ David Karlgaard
Name:	David Karlgaard
Title:	CEO

COMPANY:

By:	/s/ Francisco Garcia
Name:	Francisco Gardia
Title:	President and CEO

COMPANY STOCKHOLDERS:

By:	/s/ Francisco Garcia
Name: Francisco Garcia

By:	/s/ Larry R. Harms
Name: Larry R. Harms

By:	/s/ Vishal Soin
Name: Vishal Soin

By:	/s/ Amol Soin
Name: Amol Soin

By:	/s/ Steve McCann
Name: Steve McCann

By:	/s/ Kerry Martin
Name: Kerry Martin

By:	/s/ Jerry Lippold
Name: Jerry Lippold

By:	/s/ Evelyn Lippold
Name: Evelyn Lippold